UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of August, 2025
Commission File Number 001-37595
SANTANDER UK GROUP HOLDINGS PLC
(Translation of registrant's name into English)
2 Triton Square,
Regent's Place,
London NW1 3AN, England
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F . . . .X. . . . Form 40-F . . . . . . . .
THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO.
333-280673 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF
1933.
This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

Santander UK Group Holdings plc
Half Yearly Financial Report 2025
Important information for readers
Santander UK Group Holdings plc and its subsidiaries (collectively called Santander UK or the Santander UK group) operate primarily in the UK and are part of
Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA) and the
Financial Conduct Authority (FCA) and certain other companies within the Santander UK group are regulated by the FCA.
This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ in the Shareholder information section.
None of the websites referred to in this Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2025 (the Form 6-K), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference into the Form 6-K.

Santander UK Group Holdings plc 1

Santander UK Group Holdings plc 2

CEO review	Financial overview	Risk review	Financial statements	Shareholder information

CEO review
Mike Regnier, Chief Executive Officer, commented
“In the first six months of 2025 we continued to build momentum in our strategy to become the best bank for customers in the UK by investing in technology and service, and improving our processes and efficiency. Banco Santander’s recent agreement to acquire 100% of TSB from Sabadell1 accelerates our transformation, allowing us to enhance our customer proposition and invest more in innovative products and our digital offering. This is an excellent deal for customers, combining two strong and complementary banks. The transaction remains subject to regulatory and other approvals.
Our H1-25 results demonstrate that business performance continues to improve, with an increase in net interest income and a reduction in operating expenses.
However, profit before tax reduced to £764m due to higher transformation related charges as we invest in our future to become simpler, more agile, and better able to innovate to meet the challenges and expectations of our customers.
I would like to thank outgoing Santander UK Chair, William Vereker, for his invaluable leadership over the past five years, and warmly welcome our new Chair,
Tom Scholar. I look forward to working with him as we build on our current momentum, and begin to plan the integration of TSB into the wider business, subject to regulatory and other approvals.”
H1-25 financial and business highlights
Focus on providing our customers with products and services that meet their needs; continued support for our communities
–Continued to focus on customer service. Retail NPS3 continued to improve, with our ranking improving to 4th.
–Enhanced functionality across our fast-growing digital channels as customers continue to choose digital over traditional channels.
–Announced a new five-year charity partnership with The King’s Trust, aimed at helping young people facing disadvantage and adversity.
H1-25 profit before tax reduced by £40m to £764m (H1-24: £804m), driven by higher transformation related charges
–Banking NIM2 of 2.26% was up 18bps (H1-24: 2.08%). Q2-25 Banking NIM2 of 2.22% was down 8bps QoQ (Q1-25: 2.30%) as expected, driven by higher early redemptions in Q1-25 ahead of changes in Stamp Duty Land Tax and current market conditions.
–Net interest income increased 5%, driven by lower cost of deposits and supported by our structural hedge.
–Operating expenses were down 2% due to simplification and automation, including headcount reduction, driven by our transformation.
–CIR2 of 53% improved 3pp, with higher income and lower costs.
–Credit impairment charges were up £45m, trending to pre-pandemic levels, as previously guided. Cost of risk2 of 6bps (Dec-24: 3bps).
–Provisions for other liabilities and charges were up 74%, driven by higher transformation related charges.
–RoTE2 of 11.5% (2024: 8.8%), increased mainly due to the non-repeat of the Q3-24 provision relating to historical motor finance commission payments in
H1-25.
Customer loans and deposits were broadly stable; LDR of 109% (Dec-24: 109%).
–Mortgage loans were flat at £167.2bn (Dec-24: £167..2bn); higher gross mortgage lending in H1-25 of £10.6bn (H1-24: £7.4bn).
–Customer deposits increased slightly by £0.8bn in H1-25 to £184.2bn (Dec-24: £183.4bn) driven by an increase in CCB.
–Asset quality remains good. Stage 3 ratio2 of 1.33% was down 7bps from Dec-24; arrears remain low.
Strong liquidity and funding, with our capital position maintaining significant buffers to regulatory requirements
–CET1 capital ratio broadly stable at 14.9% (Dec-24: 14.8%); UK leverage ratio of 4.9% (Dec-24: 4.9%).
–Equivalent of £6.6bn in medium-term funding issued in H1-25; we expect to issue £9.0-11.5bn in total for the year.
–LCR of 162% (Dec-24: 156%) increased largely due to higher funding issuances ahead of £4.7bn TFSME repayment due in Oct-25, £1.2bn of which was repaid in July 2025.
Outlook
–We continue to anticipate a gradual return to net lending growth in 2025, with a good mortgage pipeline heading into H2-25.
–Our structural hedge position and recent pricing decisions keep us well positioned for further Bank Rate reductions. Banking NIM is expected to stabilise over
H2-25.
–We expect our cost of risk to continue to trend up towards pre-pandemic levels, following a period of credit impairment write-backs in 2024 which are not expected to be repeated.
–Transformation through simplification and automation of our business is expected to continue to drive cost efficiencies over 2025.
–We continue to monitor risks from geopolitical events and the potential impact on our customers.
Mike Regnier
Chief Executive Officer
1.See 'Other' in the Shareholder Information section for more on Banco Santander’s agreement to acquire TSB.
2.See 'Calculations' in the Shareholder Information section for details.
3.See 'Glossary' in the Shareholder Information section for more on NPS.

Santander UK Group Holdings plc 3

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Financial overview
Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT
For the half year to

	30 June 2025	30 June 2024
	£m	£m
Net interest income	2,215	2,105
Non-interest income[1]	172	196
Total operating income	2,387	2,301
Operating expenses[2]	(1,269)	(1,294)
Credit impairment charges	(105)	(60)
Provisions for other liabilities and charges	(249)	(143)
Total credit impairment charges, provisions and charges	(354)	(203)
Profit before tax	764	804
Tax on profit	(196)	(207)
Profit after tax attributable to equity holders of the parent	568	597
1 Comprises ‘Net fee and commission income’ and ‘Other operating income’.
2 Operating expenses before credit impairment (charges)/ write-backs, provisions for other liabilities and charges.
A more detailed Consolidated Income Statement is contained in the Condensed Consolidated Interim Financial Statements.
H1-25 profit before tax down 5% vs H1-24
–Net interest income increased 5%, driven by lower cost of deposits and supported by our structural hedge.
–Non-interest income was down 12%, mainly due to the timing of unrealised losses arising from hedging ineffectiveness.
–Operating expenses were down 2%, due to simplification and automation, including 12-month headcount reduction of over 2,000, driven by our transformation.
–Credit impairment charges were up £45m, trending to pre-pandemic levels after a period of write-backs, as previously guided.
–Provisions for other liabilities and charges were up 74%, driven by higher transformation related charges, including £42m in charges relating to changes to our branch network in Q1-25 and other restructuring charges.
Historical motor finance commission payments
The Supreme Court handed down its judgment on 1 August 2025 in relation to the appeals of Wrench, Johnson and Hopcraft decision by the Court of Appeal.
We welcome the clarity brought by the Supreme Court’s judgment and will be responding to the FCA’s subsequently announced consultation. Santander UK has updated the key assumptions related to the current provision in light of the Supreme Court decision and the FCA announcement and has concluded that the existing provision balance of £287m at 30 June 2025 remains appropriate. See Note 21 to the Condensed Consolidated Interim Financial Statements for more details.

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Balance sheet review
CUSTOMER BALANCES
This section analyses customer loans and customer deposits at a consolidated level and by business segment. The customer balances below exclude Joint ventures and Other items, mainly accrued interest that we have not yet charged to the customer's account and cash collateral. A reconciliation between the customer balances below and the total assets as presented in the Condensed Consolidated Balance Sheet is set out in the Risk review.
Balance sheet information

Assets	30 June 2025	31 December 2024
	£bn	£bn
Customer loans	198.1	197.9
Loans to JVs, accrued interest, ECL and other	5.5	5.0
Loans and advances to customers	203.6	202.9
Cash at central banks	37.2	33.1
Reverse repurchase agreements	11.4	10.3
Other financial assets	13.9	15.2
Other assets - non-interest earning	6.5	5.6
Total assets	272.6	267.1

Liabilities and Equity	30 June 2025	31 December 2024
	£bn	£bn
Customer deposits	184.2	183.4
Deposits from JVs, accrued interest and other	2.3	2.4
Deposits by customers	186.5	185.8
Financial liabilities at amortised cost	58.0	54.0
Repurchase agreements	7.6	8.6
Other liabilities - non-interest bearing	5.4	4.6
Total liabilities	257.5	253.0
Shareholders' equity	15.1	14.1
Total liabilities and equity	272.6	267.1
For more analysis of credit risk on customer loans, see the Credit risk section of the Risk review. For an analysis of customer loans by segment, see the 'Credit
Performance' table in the Credit risk section of the Risk review.
Customer deposits by segment

	30 June 2025	31 December 2024
	£bn	£bn
Retail & Business Banking	151.1	151.8
–Current accounts	60.1	62.3
–Savings	77.0	74.8
–Business banking accounts	8.9	9.5
–Other retail products	5.1	5.2
Corporate & Commercial Banking	22.7	22.1
Corporate Centre	10.4	9.5
Total	184.2	183.4
Customer deposits increased by £0.8bn in H1-25, driven by an increase in CCB
–Savings increased following a successful ISA season and customer migration from Current Accounts.
–Cost of deposits continued to fall from last year’s peak.

Santander UK Group Holdings plc 5

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Summary segmental information
SEGMENTAL ANALYSIS
For the half year to

Customer loans	30 June 2025	31 December 2024
	£bn	£bn
Retail & Business Banking	173.7	173.8
Consumer Finance	4.8	4.8
Corporate & Commercial Banking	18.3	18.0
Corporate Centre	1.3	1.3
Total	198.1	197.9

Customer deposits	30 June 2025	31 December 2024
	£bn	£bn
Retail & Business Banking	151.1	151.8
Corporate & Commercial Banking	22.7	22.1
Corporate Centre	10.4	9.5
Total	184.2	183.4

RWA	30 June 2025	31 December 2024
	£bn	£bn
Retail & Business Banking	42.9	42.0
Consumer Finance	7.7	7.2
Corporate & Commercial Banking	11.8	13.0
Corporate Centre	4.7	4.4
Total	67.1	66.6

Profit /(loss) before tax	30 June 2025	30 June 2024
	£m	£m
Retail & Business Banking	566	601
Consumer Finance	55	57
Corporate & Commercial Banking	146	224
Corporate Centre	(3)	(78)
Total	764	804
Retail & Business Banking
–Customer loans and deposits were broadly stable.
–Profit before tax was down, driven by higher transformation related charges, including charges relating to changes in our branch network.
Consumer Finance
–Customer loans were stable, and we continue to focus on value and capital generation.
–Profit before tax was broadly stable.
Corporate & Commercial Banking
–Continued focus on high-value and international business, with over 200 new clients onboarded in H1-25.
–Profit before tax was down, largely due to higher transformation related charges.
Corporate Centre
–Loss before tax was down, mainly due to internal transfer pricing gains reflecting current market conditions.
Principal risks and uncertainties
A description of our principal risks and uncertainties for the remaining six months of the financial year is set out in the Risk governance section of the Risk review, mainly in Top risks and Emerging risks as well as a discussion of how the relevant risks and uncertainties have changed since our 2024 Annual Report was published. See also 'Risk Factors'.

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Santander UK Group Holdings plc 7

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Risk governance
INTRODUCTION
As a financial services provider, managing risk is a core part of our day-to-day activities. To manage our business effectively, it is vital that we understand and control risk in everything we do. We adopt a prudent approach, underpinned by advanced risk management techniques to help us deliver robust financial performance, withstand stresses, and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.
RISK FRAMEWORK
How we define risk
Risk types
Our risk types help us define the risks to which we are exposed and support consistent governance and oversight. For definitions of our risk types, see ‘How we define risk’ in the 2024 Annual Report.
Top and emerging risks
Several of our risk types also have top and/or emerging risks associated with them. For more, see 'Top and emerging risks' in the 2024 Annual Report.
30 June 2025 compared to 31 December 2024
In H1-25, our risk types remained as described in the 2024 Annual Report. There were no material changes in our risk governance, other than two updates were applied to our risk taxonomy, namely Financial Crime risk is now referred to as Economic Crime risk, which also includes Fraud. Conduct and Regulatory risk is now Compliance risk and includes People risk.
Top risks
In H1-25, our Top risks consisted of:
–Compliance (formerly known as Conduct and Regulatory)
–Economic crime
–Technology
–Margin compression
–Operational resiliency
–Cybersecurity
–Data quality
–Outsourcing and third-party
–Strategic transformation
–Regulatory capital
–Climate change
–Payments risk transformation
–Artificial Intelligence (AI) & machine learning, and
–Global geopolitical and macroeconomic (added in H1-25).
In H1-25, the existing Top risks profile was broadly stable. We introduced a new Top risk, Global geopolitical and macroeconomic risks. This was to recognise increased risks in relation to: global trade tariffs and supply chains, economic security, and elevated geopolitical tensions reflected in ongoing conflicts. Given this highly fluid environment, we mobilised a cross-functional team across Risk and other business areas to pro-actively monitor and co-ordinate our responses and management updates with respect to external developments, via our regular EWRM report updates to Executive Risk Control Committee (ERCC), Board Risk
Committee (BRC) and other Senior Management Committees.
Other Top risk profile movements
The risk outlook improved in H1-25 for Compliance, Resiliency, Regulatory Capital, and Payments Transformation. Compliance risk has a positive outlook given the Government's 'push for growth' initiatives, the proposed ‘Leeds Reforms’ aiming to reduce the regulatory burden across financial services, and actions we continue to take to ensure we deliver good customer outcomes. However, changes in the overall regulatory operating environment may take some time to materialise. Resiliency improved with closure of regulatory deadline deliverables in March 2025, although it remained a key area given regulatory focus. Although regulatory uncertainty remained over Regulatory Capital, particularly in terms of IRB models, we have significant current and projected capacity to absorb potential adverse capital movements. Payments Transformation improved though our enhanced capacity to address critical initiatives, given the rapidly evolving payments landscape.
We maintained a significant focus on Financial Crime, Cyber and Information security, Technology, and Strategic Transformation. We continued to reduce our residual risk from Financial Crime by implementing planned enhancements to our prevention and detection systems and controls. We took ongoing steps to ensure we were prepared for added complexity from potential changes in the sanctions landscape due to tariff and geopolitical developments. We continued
enhancing our control environment within Cyber and Information security, against the backdrop of a highly fluid and evolving external threat landscape. In order to protect our information technology estate against technology and cyber risks, we continued to remediate obsolescence and prioritised the implementation of a range of mitigation strategies and preventative security controls. We progressed execution of our Strategic Transformation programme, with a key focus on improving customer experience, product simplification, digitalisation and automation of our operating model by leveraging Banco Santander's common platforms.
In parallel, we continued to enhance our governance processes to mitigate risks that could arise from implementing change.

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Emerging risks
In H1-25, our Emerging risks consisted of:
–Uncertain regulatory agenda:
–UK regulatory demand on banking sector
–Net zero transition, and
–Chevron deference
–Increased uncertainty in macroeconomic and geopolitical environment:
–UK fiscal and policy-related (replaced UK political in H1-25)
–US political (deregulation)
–Trade tariffs, sanctions and supply chains
–Quantitative tightening, and
–Eurozone Sovereign Bank Contagion
–Markets, competition & technology:
–Digital bank challengers
–Digital pound (central bank digital currency), and
–Digital
–Environmental and social.
In H1-25, our Emerging risks profile increased overall, reflecting a fast changing geopolitical environment and an evolving reshaping of international trade, which is now also reflected specifically in our Top risks. Key areas in focus in H1-25 were UK fiscal and policy-related risks, Quantitative Tightening (QT) risks and
Eurozone Sovereign Bank Contagion risks. UK fiscal and policy-related risks replaced 'UK political risks', as significant fiscal challenges became more evident, including the potential for further tax increases, set against existing high government borrowing costs from elevated gilt yields, and persistent weak UK economic growth. QT added more gilts supply to the market, at the same time as the government required issuance to fund the budget deficit, and could ultimately present challenges in terms of market absorption, putting further pressure on gilt yields.
In addition, Eurozone sovereign bank contagion risks remained in focus, given elevated debt levels, high budget deficits, and plans for further military spending.
These could trigger concerns over sovereign debt sustainability, similar to the UK. Our overall Financial Risk profile remained robust across Capital, Funding and
Liquidity, and Market risks (Traded and Non-Traded) and is well positioned to withstand any further market volatility from Emerging risks.
With the sale of TSB approved by the shareholders of Sabadell in August 2025, we continue to work on regulatory filings as we proceed towards regulatory approval, and we will be considering the potential for medium to longer-term impacts on our risk profile.
Other Emerging risk profile movements
With a range of digital technologies, including Artificial Intelligence (AI), accelerating innovation and elevating competition in the banking sector, we remained focused on enhancing our risk management approach to these innovations. With respect to AI in particular we worked on establishing a robust and comprehensive risk framework, whilst focusing on the customer and shareholder benefits of these initiatives. We continue to monitor the evolution of AI and its potential implications on our risk profile, governance and regulatory expectations going forward.

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Credit risk

Overview
Credit risk is the risk of financial loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for whom we assumed a financial obligation.
Credit risk management
In H1-25, there were no significant changes in the way we manage credit risk as described in the 2024 Annual Report.
Credit risk review
In this section, we analyse our key credit risk metrics.
Key metrics Stage 3 ratio of 1.33% (2024: 1.40%). Loss allowances of £880m (2024: £870m). Balance weighted average LTV of 63% (2024: 65%) on new mortgage lending.
Introduction
We manage credit risk across all our business segments in line with the credit risk lifecycle. We tailor the way we manage risk across the lifecycle to the type of customer. There were no significant changes in the way we manage credit risk as described in the 2024 Annual Report.
Recognising ECL
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a SICR since the origination date. The ECL approach takes into account forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted to reflect the risk of a loss being incurred even when it is unlikely.
Multiple economic scenarios and probability weights
For all our portfolios we use four forward-looking economic scenarios. At 30 June 2025, they consisted of a central base case, one upside scenario and two downside scenarios. We use these scenarios to reflect a wide range of possible outcomes for the UK economy.
Our forecasting approach
In H1-25, there were no significant changes in our forecasting approach as described in the 2024 Annual Report.
Base case
We review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances, and UK Government policy which is subject to change in this fluid environment.
In summary, the outlook for the UK economy in 2025 sees modest GDP growth with inflation elevated in the near term due to rising utility bills, but further Bank
Rate cuts are expected as the labour market loosens. Increased risk of uncertainty to the outlook with global trade frictions and the possibility for geopolitical tensions to escalate, which may dampen the UK's economic performance. Productivity growth is expected to remain weak, this will limit our medium-term prospects. In addition, robust wage growth remains a key risk to inflation reaching the 2% target.

Base case key macroeconomic assumptions
–House price growth: Housing market activity slowed following the changes to stamp duty in April 2025. Monthly house price growth was lower than expected with survey indicators pointing to a slump in buyer demand, coinciding with a loosening of the labour market. Assuming the Bank Rate continues to fall gradually, this should support a modest recovery in house price growth. We forecast annual property price increases to remain broadly in line with average household disposable income growth of c.3-4% throughout the forecast period.

–GDP: The UK economy posted the strongest growth in the G7 in Q1-25, expanding by 0.7% q/q. However, the breakdown suggests some front-loading of activity ahead of potential US tariffs in Q2-25 with a large rise in business investment and a positive contribution from net trade. It is unlikely these sources of growth will be sustained in Q2-25 with the economy contracting 0.3% m/m in April 2025, the sharpest since October 2023. A weaker Q2-25 and ongoing uncertainty in the global economy means we expect below trend growth of around 1% in the next couple of years.

–Unemployment rate: The unemployment rate rose to 4.6% in the three months to April 2025, up from 4.4% at the end of 2024. The number of payrolled employees fell every month since higher employment costs were announced in the October 2024 budget. Job vacancies fell to 736k in the three months to May 2025, 150k lower than a year earlier and 59k above pre-pandemic levels. With companies under pressure from rising employment taxes and higher wages, it is likely that some will become insolvent, although we do not envisage a large rise in unemployment. The jobless rate peaks at 4.9% by the end of 2026 before falling gradually.

–Bank Rate: The Monetary Policy Committee (MPC) maintained Bank Rate at 4.25% at the June 2025 MPC meeting. The MPC repeated its "gradual and careful"
approach to further interest rate cuts despite three members voting to reduce rates again. Our base case assumes two further cuts this year in August 2025 and
November 2025 taking Bank Rate to 3.75% by the end of the year. A further 50bps of loosening through the rest of the five-year forecast period would take the bank rate to the terminal rate of 3.25%.

–CRE price growth: Commercial property prices look to be past their trough. Q1-25's 0.4% q/q rise in prices pushed annual growth to 1.5%, up from 0.4% at the end of 2024 and to the highest rate since the third quarter of 2022. Bank Rate cuts boosted prices and, as we expect interest rate cuts to continue at a gradual pace, we forecast modest commercial property price growth of around 2% for much of the forecast period.

In the medium-term, the projections assume that current demographic and productivity trends will continue, limiting scope for an improvement in the UK’s growth potential. For instance, it is likely that the reduction in the UK workforce continues and that this will have a knock-on impact for the economy, particularly if there are shortages of skilled workers in particular sectors. This is reflected in an average annual growth expectation of 1.3%, below the OBR’s latest estimate of the
UK’s long run average growth rate. CPI inflation is forecast to remain above the 2% target rate for most of the initial five-year forecast period.

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Key changes to our base case in H1-25
Base case has been updated to reflect stronger growth in Q1-25. Despite inflation remaining elevated in the near term, we continue to forecast two further two
Bank Rate cuts in H2-25. We anticipate a modest rise in unemployment as firms adjust to the higher cost of employment.
The key changes to our base case assumptions in H1-25 were: (i) the 2025 GDP growth forecast was revised down in response to increased uncertainty in the global economy and also impacts growth in 2026; (ii) the strength of services inflation, which is linked to robust wage growth, means headline CPI remains above
3% for most of 2025, and above the 2% target for most of the forecast period; and (iii) a higher peak in unemployment reflecting current labour market weakness and businesses' response to higher employment costs.
Other scenarios
Based on the revised base case, we reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy.
These include (i) reflecting persistent above target inflation over the forecast period, underpinned by strong wage growth and leading to interest rates being higher for longer; (ii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iii) labour market frictions due to skills mismatches and a shrinking workforce as longer term sickness levels remain above pre-pandemic levels); and (iv) the global economy recovering more swiftly from higher inflation.
We continue to use the base case and three additional scenarios, which we consider provides a range wide enough to reflect all the above potential outcomes.
With risks still skewed to the downside we concluded that only one upside scenario was needed to reflect the upside risks to the base case.
The other scenarios are:
One upside scenario
This scenario has a quicker recovery in growth than the Baseline and is a bull case to the base forecasts with the supply side of the economic improving which allows for stronger growth with lower inflation. It assumes that inflation falls slightly below target in the forecast period helped by lower wage growth. This allows the Bank of England to cut rates faster than the base case, bringing them back towards what might be considered the neutral rate earlier. This results in higher consumer and business confidence, enabling greater levels of spending and investment, with savings rates returning to levels consistent with economic growth as real earnings growth returns. GDP remains stronger than the base case, with house prices growth remaining robust given the unemployment rate peaks at a lower level and drops more quickly than the base case.
Two downside scenarios
Downside 1 - This scenario is a bear case to the baseline. In this scenario the economy contracts and although the recession is small and short lived, the recovery is weak and below its potential. The increase in employment costs mean growth is weak and employment shrinks as businesses restructure to deal with the extra cost. Consumers opt to save more rather than spend, as consumer confidence remains low, partly reflecting concerns about the unstable geopolitical environment and the increase in job losses. House prices fall as more households look to downsize to lower their mortgage repayments in case of unemployment or a squeeze on incomes due to the higher tax burden. With inflation remaining above target, the Bank Rate remains in restrictive territory but gradually falls back as inflation declines to the mild recession and a weak recovery.
Downside 2 - This scenario is similar in severity to a typical stress test scenario. It shows a marked fall in GDP, with unemployment rising to levels consistent with the GFC and house prices falling. It also reflects the increase in geopolitical risk which affects market sentiment and causes further fragmentation of the global economy. It also assumes that major risk events continue to occur, exposing countries’ fiscal vulnerabilities and their ability to respond to such events.
Global growth is further undermined by weakness in the Far East and in the US economy, as tariffs are imposed across countries with a significant and widespread recession restricting the governments ability to support the economy. Business investment contracts and insolvencies rise, and although there are some inflationary pressures, the sharp fall in demand means inflation falls below target and the MPC cuts rates sharply to stabilise the economy.
Key changes to our alternative scenarios in H1-25
Economic scenarios were updated for H1-25 to reflect the latest market data, including expectations for inflation and Bank rate. Upside scenario incorporates a quicker economic recovery.
The downside scenarios capture a range of risks, including further escalation of geopolitical events, continuing weaker investment; reflecting the unstable environment and higher cost of employment; a continuing and significant mismatch between job vacancies and skills, as well as a smaller labour force; and a return to upside inflation surprises causing interest rates to remain at higher levels for longer.
In H1-25, there were no significant changes to our alternative scenarios as described in the 2024 Annual Report.

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The table below sets out our macroeconomic assumptions and their evolution throughout the forecast period for each of the scenarios at 30 June 2025:

Economic scenarios[1]		Upside	Base case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP	2024 (actual)	1.1	1.1	1.1	1.1	1.1
(Calendar year annual growth rate)	2025	1.4	1.0	0.6	(0.3)	0.8
	2026	1.7	1.0	(0.4)	(3.5)	0.3
	2027	2.4	1.4	0.3	—	1.1
	2028	2.6	1.4	0.4	1.2	1.3
	2029	2.7	1.5	0.5	2.5	1.5
	2030	2.3	1.5	1.1	2.3	1.6
	Start to trough[2]	n/a	n/a	(0.7)	(5.0)	(0.1)
	5-year average increase/decrease[3]	2.2	1.3	0.2	—	n/a
Bank Rate	2024 (actual)	4.75	4.75	4.75	4.75	4.75
(at 31-Dec for each period)	2025	3.75	3.75	4.50	3.25	3.89
	2026	3.00	3.50	3.50	1.75	3.25
	2027	3.00	3.25	3.25	2.00	3.09
	2028	3.00	3.25	3.25	2.50	3.14
	2029	3.00	3.25	3.25	3.00	3.19
	2030	3.00	3.25	3.25	3.00	3.19
	5-year end period	3.00	3.25	3.25	3.00	n/a
	5-year peak	4.25	4.25	4.50	4.25	4.25
HPI	2024 (actual)	4.0	4.0	4.0	4.0	4.0
(Q4 annual growth rate)	2025	3.8	3.0	(3.1)	(5.9)	0.7
	2026	4.6	3.0	(4.9)	(12.4)	(0.1)
	2027	4.6	3.0	(0.3)	(12.0)	1.3
	2028	4.6	3.0	3.3	5.3	3.5
	2029	4.5	3.0	3.6	7.0	3.7
	2030	6.5	3.0	4.4	9.4	4.4
	Start to trough[2]	n/a	n/a	(9.5)	(28.0)	n/a
	5-year average increase/decrease[3]	4.5	3.0	(0.2)	(3.8)	n/a
Unemployment	2024 (actual)	4.4	4.4	4.4	4.4	4.4
(at 31-Dec for each period)	2025	4.6	4.7	5.0	5.8	4.9
	2026	4.5	4.9	5.6	7.7	5.3
	2027	4.0	4.7	5.8	8.3	5.2
	2028	4.0	4.4	5.8	7.5	5.0
	2029	4.0	4.3	5.9	6.7	4.9
	2030	4.0	4.3	5.5	5.9	4.7
	5-year end period	4.0	4.3	5.9	6.7	n/a
	5-year peak	4.6	4.9	5.9	8.5	5.4
CRE price growth	2024 (actual)	0.4	0.4	0.4	0.4	0.4
(Q4 annual growth rate)	2025	4.4	2.1	(3.6)	(9.7)	(0.2)
	2026	6.2	1.9	(1.9)	(15.2)	0.1
	2027	5.0	2.5	(1.1)	2.6	2.1
	2028	2.6	2.2	1.2	4.7	2.3
	2029	2.5	1.9	1.4	4.4	2.1
	2030	2.3	1.8	1.6	3.2	2.0
	Start to trough[2]	n/a	n/a	(6.9)	(24.5)	(0.6)
	5-year average increase/decrease[3]	4.2	2.2	(0.8)	(2.9)	n/a
1.      GDP is the calendar year annual growth rate, HPI and CRE price growth is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
2.      GDP, HPI and CRE start is taken from the level at Q1-25.
3.      This is the compound growth rate (CAGR) based on a 5-year period which represents an average annualised growth rate.

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The table below sets out our macroeconomic assumptions and their evolution for each of the scenarios at 31 December 2024:

		Upside	Base case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP[1]	2023 (actual)	0.3	0.3	0.3	0.3	0.3
(Calendar year annual growth rate)	2024	0.9	0.9	0.8	0.4	0.8
	2025	2.0	1.4	(0.4)	(3.4)	0.6
	2026	2.5	1.6	0.3	(0.9)	1.2
	2027	2.5	1.4	0.9	1.3	1.4
	2028	2.5	1.4	1.0	2.8	1.6
	2029	2.5	1.4	1.1	2.8	1.6
	Start to trough[2]	n/a	n/a	(0.7)	(5.2)	n/a
	5-year average increase/decrease[3]	2.4	1.5	0.6	0.3	n/a
Bank Rate[1]	2023 (actual)	5.25	5.25	5.25	5.25	5.25
(at 31-Dec for each period)	2024	4.75	4.75	4.75	4.75	4.75
	2025	3.25	3.75	4.50	2.25	3.71
	2026	3.00	3.50	3.25	1.50	3.16
	2027	3.00	3.25	3.00	2.50	3.08
	2028	3.00	3.25	3.00	2.75	3.10
	2029	3.00	3.25	3.00	3.00	3.13
	5-year end period	3.00	3.25	3.00	3.00	n/a
	5-year peak	4.75	4.75	4.75	4.75	4.75
HPI[1]	2023 (actual)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)
(Q4 annual growth rate)	2024	4.8	4.5	2.0	1.3	3.6
	2025	4.3	3.0	(5.8)	(20.1)	(1.2)
	2026	4.7	3.0	(3.7)	(14.7)	0.3
	2027	4.6	3.0	2.9	5.8	3.4
	2028	4.5	3.0	4.4	9.6	4.0
	2029	4.6	3.0	4.6	7.7	4.0
	Start to trough[2]	n/a	n/a	(10.1)	(33.0)	(0.8)
	5-year average increase/decrease[3]	4.7	3.2	n/a	(3.7)	n/a
Unemployment[1]	2023 (actual)	3.8	3.8	3.8	3.8	3.8
(at 31-Dec for each period)	2024	4.4	4.3	4.4	4.4	4.4
	2025	4.1	4.4	5.2	8.3	4.9
	2026	4.0	4.2	5.5	8.2	4.9
	2027	4.0	4.2	5.5	7.6	4.8
	2028	4.0	4.2	5.5	7.0	4.8
	2029	4.0	4.2	5.5	6.4	4.7
	5-year end period	4.0	4.2	5.5	6.4	n/a
	5-year peak	4.4	4.4	5.5	8.5	4.9
CRE price growth[1]	2023 (actual)	(5.6)	(5.6)	(5.6)	(5.6)	(5.6)
(Q4 annual growth rate)	2024	0.4	(0.1)	(2.3)	(2.7)	(0.9)
	2025	5.7	2.5	(5.5)	(14.9)	(0.7)
	2026	5.2	2.8	1.7	(8.5)	2.0
	2027	2.9	2.5	2.0	4.4	2.6
	2028	3.3	2.2	1.8	3.8	2.4
	2029	3.0	2.1	2.4	3.4	2.4
	Start to trough[2]	n/a	n/a	(7.4)	(24.7)	(1.2)
	5-year average increase/decrease[3]	4.0	2.3	(0.1)	(3.3)	n/a
1.GDP is the calendar year annual growth rate, HPI and CRE price growth rate is Q4 annual growth rate and all other data points are at 31 December in the year indicated.
2.GDP, HPI and CRE start is taken from level at Q3-24.
3.This is the compound annual growth rate (CAGR) based on a 5-year period which represents an average annualised growth rate.

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Scenario weights
Each quarter, we undertake a full review of the scenario weights we apply. We consider the weighting of the economic scenarios as a whole, while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support our initial assessment of the weighting of a scenario, we undertake a Monte Carlo analysis to find out the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average provides an estimate of the probability of a given GDP scenario occurring based on past experience and therefore assign a provisional weight to that scenario.
The scenario weights we applied for 30 June 2025 and 31 December 2024 were:

	Upside	Base case	Downside 1	Downside 2	Weighted
Scenario weights	%	%	%	%	%
30 June 2025	15	50	25	10	100
31 December 2024	15	50	25	10	100
30 June 2025 compared to 31 December 2024
In H1-25, there were no significant changes to our methodology as described in the Annual Report 2024.
The scenario weights remain unchanged, appropriately reflecting the UK's economic and political outlooks where the risks are skewed to the downside.
Judgemental Adjustments (JAs)

	Retail & Business Banking
		Everyday Banking
	Mortgages	Credit Cards	Other	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	118	152	118	75	131	1	595
Individually assessed	6	—	—	—	207	—	213
ECL before Judgemental Adjustments	124	152	118	75	338	1	808
Judgemental Adjustments
Affordability and Cost of Living	6	—	7	—	4	—	17
Adjustments to modelled forecast parameters	28	1	13	—	—	—	42
Corporate single large exposure	—	—	—	—	13	—	13
Total Judgemental Adjustments	34	1	20	—	17	—	72
Total ECL	158	153	138	75	355	1	880
Total JAs as a percentage of Total ECL (%)							8

31 December 2024	£m	£m	£m	£m	£m	£m	£m
Modelled ECL	128	149	122	69	142	—	610
Individually assessed	6	—	—	—	162	—	168
ECL before Judgemental Adjustments	134	149	122	69	304	—	778
Judgemental Adjustments
Affordability and Cost of Living	11	—	6	—	14	—	31
Adjustments to modelled forecast parameters	28	1	8	—	—	—	37
Corporate single large exposure	—	—	—	—	24	—	24
Total Judgemental Adjustments	39	1	14	—	38	—	92
Total ECL	173	150	136	69	342	—	870
Total JAs as a percentage of Total ECL (%)							11
30 June 2025 compared to 31 December 2024
In H1-25, JAs reduced from £92m to £72m due to a reduction in the Mortgage LGD JA within 'Adjustments to modelled forecast parameters' driven by a refresh of data, part-utilisation of the Corporate single large exposure JA, and releases from the Corporate supply chain JA within 'Affordably and Cost of Living'. In addition, we introduced a new Mortgage JA within 'Adjustments to modelled forecast parameters' to address observed underestimation risks in PD and LGD.

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Sensitivity of ECL allowance to ECL scenarios and weights
The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios. In addition, the ECL for residential mortgages is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the ECL allowance and profit before tax. We incorporated JAs into the sensitivity analysis, and these assumptions are set out below.
Scenario sensitivity
The tables below show the ECL allowances that would have arisen had management applied a 100% weight to each economic scenario. The allowances were calculated using a stage allocation appropriate to each scenario and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECL which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.

	Upside	Base case	Downside 1	Downside 2	Weighted
30 June 2025	£m	£m	£m	£m	£m
Exposure	298,246	298,246	298,246	298,246	298,246
Retail & Business Banking	201,415	201,415	201,415	201,415	201,415
– Mortgages	180,460	180,460	180,460	180,460	180,460
– Credit Cards	14,232	14,232	14,232	14,232	14,232
– Other	6,723	6,723	6,723	6,723	6,723
Consumer Finance	4,787	4,787	4,787	4,787	4,787
Corporate & Commercial Banking	26,987	26,987	26,987	26,987	26,987
Corporate Centre	65,057	65,057	65,057	65,057	65,057

ECL	798	828	943	1,168	880
Retail & Business Banking	384	407	497	692	449
– Mortgages	113	125	190	365	158
– Credit Cards	147	150	158	160	153
– Other	124	132	149	167	138
Consumer Finance	74	75	76	77	75
Corporate & Commercial Banking	339	345	369	398	355
Corporate Centre	1	1	1	1	1
	%	%	%	%	%
Proportion of assets in Stage 2	6	6	7	8	7
Retail & Business Banking	7	7	8	10	8
– Mortgages	7	8	8	11	9
– Credit Cards	3	3	3	3	3
– Other	6	6	8	10	7
Consumer Finance	7	7	7	7	7
Corporate & Commercial Banking	6	6	7	10	7
Corporate Centre	—	—	—	—	—

Proportion of assets in Stage 3	1	1	1	1	1
Retail & Business Banking	1	1	1	1	1
– Mortgages	1	1	1	1	1
– Credit Cards	—	—	—	—	—
– Other	2	2	2	2	2
Consumer Finance	1	1	1	1	1
Corporate & Commercial Banking	2	2	2	2	3
Corporate Centre	—	—	—	—	—

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	Upside	Base case	Downside 1	Downside 2	Weighted
31 December 2024	£m	£m	£m	£m	£m
Exposure	290,484	290,484	290,484	290,484	290,484
Retail & Business Banking	198,747	198,747	198,747	198,747	198,747
– Mortgages	178,041	178,041	178,041	178,041	178,041
– Credit Cards	13,642	13,642	13,642	13,642	13,642
– Other	7,064	7,064	7,064	7,064	7,064
Consumer Finance	4,759	4,759	4,759	4,759	4,759
Corporate & Commercial Banking	26,307	26,307	26,307	26,307	26,307
Corporate Centre	60,671	60,671	60,671	60,671	60,671

ECL	742	775	922	1,525	870
Retail & Business Banking	381	404	518	1,052	459
– Mortgages	113	129	219	706	173
– Credit Cards	142	148	154	159	150
– Other	126	127	145	187	136
Consumer Finance	67	68	69	70	69
Corporate & Commercial Banking	294	303	335	403	342
Corporate Centre	—	—	—	—	—
	%	%	%	%	%
Proportion of assets in Stage 2	7	7	8	13	8
Retail & Business Banking	8	8	9	15	9
– Mortgages	9	9	10	16	9
– Credit Cards	3	3	3	3	3
– Other	5	5	7	10	6
Consumer Finance	7	7	7	7	7
Corporate & Commercial Banking	7	7	9	15	8
Corporate Centre	—	—	—	—	—

Proportion of assets in Stage 3	1	1	1	1	1
Retail & Business Banking	1	1	1	1	1
– Mortgages	1	1	1	1	1
– Credit Cards	—	—	—	—	—
– Other	2	2	2	2	2
Consumer Finance	1	1	1	1	1
Corporate & Commercial Banking	2	2	2	2	2
Corporate Centre	—	—	—	—	—

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SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW
The credit risk balances in these credit risk review sections include interest we have charged to the customer's account, but not accrued interest that we have not charged to the account yet, unless otherwise stated.
Rating distribution
The Santander UK risk grade consists of eight grades for non-defaulted exposures ranging from 9 (lowest risk) to 2 (highest risk). For details, including the approximate equivalent credit rating grade used by Standard & Poor's Rating Services, see 'Single credit rating scale' in the 'Santander UK group level - credit risk review' section of the Risk review in the 2024 Annual Report.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other[1,2]
30 June 2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers[2]	3.9	31.0	84.8	48.7	15.4	6.5	5.2	8.9	(0.8)	203.6
–Stage 1	3.8	30.4	81.5	43.2	12.4	2.7	0.5	8.7	(0.1)	183.1
–Stage 2	0.1	0.6	3.3	5.5	3.0	3.8	2.3	0.1	(0.3)	18.4
–Stage 3	—	—	—	—	—	—	2.4	0.1	(0.4)	2.1
Of which mortgages:	3.2	29.3	79.2	42.5	6.8	3.3	2.9	1.4	(0.2)	168.4
–Stage 1	3.2	28.8	75.9	37.1	4.3	0.4	0.1	1.4	—	151.2
–Stage 2	—	0.5	3.3	5.4	2.5	2.9	1.2	—	(0.1)	15.7
–Stage 3	—	—	—	—	—	—	1.6	—	(0.1)	1.5

	Santander UK risk grade								Total	Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other[1,2]
30 June 2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers[2]	—	—	—	—	0.2	0.1	0.5	—	0.8	0.4
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.1	0.1	—	0.3	1.6
–Stage 3	—	—	—	—	—	—	0.4	—	0.4	19.0
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	0.6
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	6.7

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other[1,2]
31 December 2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers[2]	5.8	31.7	82.8	46.8	15.7	6.9	5.4	8.6	(0.8)	202.9
–Stage 1	5.7	31.0	79.0	40.8	12.5	2.9	0.6	8.4	(0.1)	180.8
–Stage 2	0.1	0.7	3.8	6.0	3.2	3.9	2.4	0.1	(0.3)	19.9
–Stage 3	—	—	—	—	—	0.1	2.4	0.1	(0.4)	2.2
Of which mortgages:	5.2	30.3	77.4	41.2	6.6	3.4	3.1	1.4	(0.2)	168.4
–Stage 1	5.1	29.7	73.7	35.4	4.1	0.5	—	1.4	—	149.9
–Stage 2	0.1	0.6	3.7	5.8	2.5	2.9	1.3	—	(0.1)	16.8
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7

	Santander UK risk grade								Total	Coverage Ratio
	9	8	7	6	5	4	3 to 1	Other[1,2]
31 December 2024	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	%
ECL - On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers[2]	—	—	—	—	0.2	0.1	0.5	—	0.8	0.4
–Stage 1	—	—	—	—	0.1	—	—	—	0.1	0.1
–Stage 2	—	—	—	—	0.1	0.1	0.1	—	0.3	1.5
–Stage 3	—	—	—	—	—	—	0.4	—	0.4	18.2
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2	0.1
–Stage 1	—	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1	0.6
–Stage 3	—	—	—	—	—	—	0.1	—	0.1	5.9
1.Includes Joint Ventures and Bounce Back Loans (BBLs) balances as well as the Crown Dependencies portfolio. We use scorecards for these items, rather than rating models.
2.Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

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Credit performance

	Customer Loans							6 month Gross write-offs	Loan Loss Allowances
	Total	Stage 1[1]		Stage 2[1]		Stage 3[1]
30 June 2025	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail & Business Banking	173.7	155.2	89.4	16.6	9.6	1.9	1.08	82	408
– Mortgages	167.2	149.8	89.6	15.7	9.4	1.7	1.00	7	158
– Credit Cards	3.0	2.5	84.2	0.4	14.0	0.1	2.80	27	137
– Unsecured Personal Loans	2.1	1.9	89.6	0.2	9.2	—	1.24	32	60
– Overdrafts	0.4	0.2	50.9	0.2	43.3	—	6.92	12	39
– Business Banking	1.0	0.8	85.0	0.1	9.3	0.1	5.71	4	14
Consumer Finance	4.8	4.4	91.8	0.3	7.2	0.1	1.04	12	75
Corporate & Commercial Banking	18.3	15.9	86.7	1.8	9.6	0.6	3.93	7	318
Corporate Centre	1.3	1.3	99.7	—	0.2	—	0.15	—	1
Total Drawn	198.1	176.8	89.3	18.7	9.4	2.6	1.33	101	802
Retail & Business Banking	27.7	27.0		0.7		—		—	41
– Mortgages	13.3	13.1		0.2		—		—	—
– Credit Cards	11.2	10.9		0.3		—		—	16
– Unsecured Personal Loans	—	—		—		—		—	—
– Overdrafts	3.0	2.8		0.2		—		—	24
– Business Banking	0.2	0.2		—		—		—	1
Consumer Finance	—	—		—		—		—	—
Corporate & Commercial Banking	8.8	8.3		0.4		0.1		—	37
Corporate Centre	2.4	2.4		—		—		—	—
Total Undrawn	38.9	37.7		1.1		0.1		—	78
Total	237.0	214.5		19.8		2.7		101	880

	Customer Loans							12 month Gross write-offs	Loan Loss Allowances
	Total	Stage 1[1]		Stage 2[1]		Stage 3[1]
31 December 2024	£bn	£bn	%	£bn	%	£bn	%	£m	£m
Retail & Business Banking	173.8	154.0	88.6	17.8	10.2	2.0	1.16	156	422
– Mortgages	167.2	148.5	88.8	16.9	10.1	1.8	1.07	9	173
– Credit Cards	2.8	2.3	81.9	0.5	16.4	—	2.75	51	135
– Unsecured Personal Loans	2.1	1.9	90.5	0.2	8.3	—	1.20	60	63
– Overdrafts	0.5	0.3	53.9	0.2	39.5	—	7.40	26	37
– Business Banking	1.2	1.0	86.0	—	7.0	0.2	7.10	10	14
Consumer Finance	4.8	4.5	92.2	0.3	7.0	—	0.77	25	69
Corporate & Commercial Banking	18.0	15.2	84.8	2.1	11.6	0.7	3.96	49	294
Corporate Centre	1.3	1.3	99.6	—	0.1	—	0.22	—	—
Total Drawn	197.9	175.0	88.4	20.2	10.2	2.7	1.40	230	785
Retail & Business Banking	25.0	24.3		0.7		—		—	37
– Mortgages	10.8	10.5		0.3		—		—	—
– Credit Cards	10.9	10.7		0.2		—		—	15
– Unsecured Personal Loans	—	—		—		—		—	—
– Overdrafts	3.1	2.9		0.2		—		—	20
– Business Banking	0.2	0.2		—		—		—	2
Consumer Finance	—	—		—		—		—	—
Corporate & Commercial Banking	8.3	7.7		0.5		0.1		—	48
Corporate Centre	2.4	2.4		—		—		—	—
Total Undrawn	35.7	34.4		1.2		0.1		—	85
Total	233.6	209.4		21.4		2.8		230	870
1.Stage 1 ratio is the sum of Stage 1 drawn assets divided by the sum of total drawn assets. Stage 2 ratio is the sum of Stage 2 drawn assets divided by the sum of total drawn assets. Stage 3 ratio is the sum of
Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

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Arrears over 90 days past due

	30 June 2025	31 December 2024
	%	%
Retail & Business Banking
–Mortgages	0.74	0.80
–Credit Cards	0.58	0.56
–Unsecured Personal Loans	0.90	0.88
–Overdrafts	3.00	3.05
–Business Banking	3.77	3.89
Consumer Finance	0.46	0.53
Corporate & Commercial Banking	1.21	1.04
30 June 2025 compared to 31 December 2024
In H1-25, early and late arrears remained at low levels despite a slight decrease across the portfolio over the period. Loans in Stage 2 and 3 remained low compared to historic trends.
Loans in Stage 2 and Stage 3 improved, highlighting underlying asset quality
Mortgage loans in Stage 2 and 3 decreased, slightly offset by increases in Consumer Finance and unsecured retail lending.
CCB loans in Stage 2 and 3 decreased, driven by overall improvement in asset quality.
ECL provision
The ECL provision at 30 June 2025 increased by £10m to £880m (2024: £870m), driven by a wholesale exposure in Consumer Finance.
6-month gross write-off utilisation of £101m (H1-24: £98m) largely driven by unsecured retail lending.
For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment.

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Credit quality
Total on-balance sheet exposures at 30 June 2025 comprised £198.1bn of customer loans, loans and advances to banks of £1.5bn, £15.1bn of sovereign assets measured at amortised cost, £7.4bn of assets measured at FVOCI, and £37.2bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
30 June 2025	£m	£m	£m	£m
Exposures
On-balance sheet
Retail & Business Banking	155,204	16,606	1,818	173,628
–Mortgages	149,798	15,738	1,661	167,197
–Credit Cards	2,516	417	54	2,987
–Other	2,890	451	103	3,444
Consumer Finance	4,392	345	50	4,787
Corporate & Commercial Banking	15,875	1,756	688	18,319
Corporate Centre	62,642	2	2	62,646
Total on-balance sheet	238,113	18,709	2,558	259,380
Off–balance sheet
Retail & Business Banking[1]	27,002	731	54	27,787
–Mortgages[1]	12,994	251	18	13,263
–Credit Cards	10,949	265	31	11,245
–Other	3,059	215	5	3,279
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	8,273	362	33	8,668
Corporate Centre	2,411	—	—	2,411
Total off–balance sheet[2]	37,686	1,093	87	38,866
Total exposures	275,799	19,802	2,645	298,246

ECL
On-balance sheet
Retail & Business Banking	52	217	139	408
–Mortgages	9	79	70	158
–Credit Cards	22	79	36	137
–Other	21	59	33	113
Consumer Finance	15	27	33	75
Corporate & Commercial Banking	41	59	218	318
Corporate Centre	1	—	—	1
Total on-balance sheet	109	303	390	802
Off–balance sheet
Retail & Business Banking	12	28	1	41
–Mortgages	—	—	—	—
–Credit Cards	5	11	—	16
–Other	7	17	1	25
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	18	11	8	37
Corporate Centre	—	—	—	—
Total off–balance sheet	30	39	9	78
Total ECL	139	342	399	880

Coverage ratio[3]	%	%	%	%
On-balance sheet
Retail & Business Banking	—	1.3	7.6	0.2
–Mortgages	—	0.5	4.2	0.1
–Credit Cards	0.9	19.0	65.8	4.6
–Other	0.7	13.0	32.3	3.3
Consumer Finance	0.3	7.9	66.7	1.6
Corporate & Commercial Banking	0.3	3.3	31.7	1.7
Corporate Centre	—	2.1	9.0	—
Total on-balance sheet	—	1.6	15.3	0.3
Off–balance sheet
Retail & Business Banking	—	3.9	2.5	0.1
–Mortgages	—	—	—	—
–Credit Cards	—	4.2	1.6	0.1
–Other	0.2	7.9	17.0	0.7
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.2	3.0	23.9	0.4
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	3.6	10.6	0.2
Total coverage	0.1	1.7	15.1	0.3
1..Off-balance sheet exposures include £8.7bn of residential mortgage offers in the pipeline.
2.Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 24.
3.ECL as a percentage of the related exposure.

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Total on-balance sheet exposures at 31 December 2024 comprised £197.9bn of customer loans, loans and advances to banks of £1.1bn, £13.7bn of sovereign assets measured at amortised cost £9.0bn of assets measured at FVOCI, and £33.1bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
31 December 2024	£m	£m	£m	£m
Exposures
On-balance sheet
Retail & Business Banking	154,000	17,773	1,966	173,739
–Mortgages	148,560	16,890	1,778	167,228
–Credit Cards	2,271	454	49	2,774
–Other	3,169	429	139	3,737
Consumer Finance	4,389	334	36	4,759
Corporate & Commercial Banking	15,280	2,098	651	18,029
Corporate Centre	58,282	2	2	58,286
Total on-balance sheet	231,951	20,207	2,655	254,813
Off–balance sheet
Retail & Business Banking[1]	24,211	745	52	25,008
–Mortgages[1]	10,510	285	18	10,813
–Credit Cards	10,577	263	28	10,868
–Other	3,124	197	6	3,327
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	7,743	470	65	8,278
Corporate Centre	2,385	—	—	2,385
Total off–balance sheet[2]	34,339	1,215	117	35,671
Total exposures	266,290	21,422	2,772	290,484

ECL
On-balance sheet
Retail & Business Banking	52	223	147	422
–Mortgages	10	84	79	173
–Credit Cards	18	85	32	135
–Other	24	54	36	114
Consumer Finance	16	27	26	69
Corporate & Commercial Banking	55	71	168	294
Corporate Centre	—	—	—	—
Total on-balance sheet	123	321	341	785
Off–balance sheet
Retail & Business Banking	12	24	1	37
–Mortgages	—	—	—	—
–Credit Cards	4	11	—	15
–Other	8	13	1	22
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	18	14	16	48
Corporate Centre	—	—	—	—
Total off–balance sheet	30	38	17	85
Total ECL	153	359	358	870

Coverage ratio[3]	%	%	%	%
On-balance sheet
Retail & Business Banking	—	1.3	7.4	0.2
–Mortgages	—	0.5	4.4	0.1
–Credit Cards	0.8	18.7	65.6	4.8
–Other	0.8	12.5	25.9	3.1
Consumer Finance	0.4	8.2	71.2	1.4
Corporate & Commercial Banking	0.4	3.4	25.9	1.6
Corporate Centre	—	1.6	4.6	—
Total on-balance sheet	0.1	1.6	12.8	0.3
Off–balance sheet
Retail & Business Banking	—	3.2	2.6	0.1
–Mortgages	—	—	—	—
–Credit Cards	—	4.1	1.6	0.1
–Other	0.2	6.8	16.8	0.6
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.2	3.0	24.2	0.6
Corporate Centre	—	—	—	—
Total off-balance sheet	0.1	3.1	14.6	0.2
Total coverage	0.1	1.7	12.9	0.3
1.Off-balance sheet exposures include £6.1bn of residential mortgage offers in the pipeline.
2.Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 24.
3.ECL as a percentage of the related exposure.

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Stage 2 analysis
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

30 June 2025		Backstop	Quantitative		Qualitative		JAs	Total
		30 DPD	PD deterioration	PD threshold	Forbearance	Other[1]	Mortgage Refinancing
Retail & Business Banking - Mortgages	Exposure £m	467	8,783	314	290	4,985	899	15,738
	ECL £m	7	46	3	3	14	6	79
	Coverage %	1.4	0.5	1.1	1.0	0.3	0.7	0.5
Retail & Business Banking - Credit Cards	Exposure £m	7	353	21	5	31	—	417
	ECL £m	3	60	8	1	7	—	79
	Coverage %	45.5	17.1	38.6	14.6	21.6	—	19.0
Retail & Business Banking - Other	Exposure £m	73	251	82	6	39	—	451
	ECL £m	8	24	17	1	9	—	59
	Coverage %	11.0	9.4	21.0	19.6	22.0	—	13.0
Consumer Finance	Exposure £m	29	171	—	—	145	—	345
	ECL £m	9	11	—	—	7	—	27
	Coverage %	32.3	6.4	—	—	4.7	—	7.9
Corporate & Commercial Banking	Exposure £m	6	826	98	117	709	—	1,756
	ECL £m	1	24	9	3	22	—	59
	Coverage %	10.7	2.9	8.9	2.3	3.1	—	3.3
Corporate Centre	Exposure £m	2	—	—	—	—	—	2
	ECL £m	—	—	—	—	—	—	—
	Coverage %	—	—	—	—	—	—	—
Total Drawn	Exposure £m	584	10,384	515	418	5,909	899	18,709
	ECL £m	28	165	37	8	59	6	303
	Coverage %	4.8	1.6	7.3	1.8	1.0	0.7	1.6
Undrawn	ECL £m	—	27	5	2	5	—	39
Total Reported	Exposure £m	588	11,034	546	482	6,253	899	19,802
	ECL £m	28	193	42	9	64	6	342

31 December 2024		Backstop	Quantitative		Qualitative		JAs	Total
		30 DPD	PD deterioration	PD threshold	Forbearance	Other[1]	Mortgage Refinancing
Retail & Business Banking - Mortgages	Exposure £m	509	8,946	353	300	4,978	1,804	16,890
	ECL £m	7	49	3	3	11	11	84
	Coverage %	1.4	0.5	0.9	1.0	0.2	0.6	0.5
Retail & Business Banking - Credit Cards	Exposure £m	9	392	19	5	29	—	454
	ECL £m	4	67	7	1	6	—	85
	Coverage %	46.2	17.0	38.0	14.7	20.6	—	18.7
Retail & Business Banking - Other	Exposure £m	79	209	109	5	27	—	429
	ECL £m	9	18	19	1	7	—	54
	Coverage %	11.3	8.7	16.8	16.0	25.9	—	12.6
Consumer Finance	Exposure £m	30	155	—	—	149	—	334
	ECL £m	10	11	—	—	6	—	27
	Coverage %	33.7	7.0	—	—	3.4	—	8.1
Corporate & Commercial Banking	Exposure £m	54	930	61	57	996	—	2,098
	ECL £m	1	38	7	1	24	—	71
	Coverage %	2.5	4.1	10.9	2.4	2.3	—	3.4
Corporate Centre	Exposure £m	2	—	—	—	—	—	2
	ECL £m	—	—	—	—	—	—	—
	Coverage %	—	—	—	—	—	—	—
Total Drawn	Exposure £m	683	10,632	542	367	6,179	1,804	20,207
	ECL £m	31	183	36	6	54	11	321
	Coverage %	4.6	1.7	6.5	1.6	0.8	0.3	1.6
Undrawn	ECL £m	1	23	6	2	6	—	38
Total Reported	Exposure £m	709	11,295	608	436	6,570	1,804	21,422
	ECL £m	32	206	42	8	60	11	359
1.Mainly consists of Qualitative triggers for Mortgages, over-indebted customers £2.5bn (2024: c£2.5bn), Interest-only accounts 24 months pre-maturity £1.4bn (2024: c£1.3bn), and for CCB customers operating in a high-risk sector £0.4bn (2024: £0.7bn).
Where balances satisfy more than one of the criteria above for determining a SICR, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.

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The following table analyses our Stage 2 and Stage 3 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date:

	30 June 2025			31 December 2024
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2
Not in cure period	17,010	287	1.7	17,395	306	1.8
In cure period (for transfer to Stage 1)	2,792	55	2.0	4,027	53	1.3
	19,802	342	1.7	21,422	359	1.7
Stage 3
Not in cure period	2,516	393	15.7	2,633	352	13.3
In cure period (for transfer to Stage 2)	129	6	4.7	139	6	4.3
	2,645	399	15.1	2,772	358	12.9
30 June 2025 compared to 31 December 2024
Stage 2 accounts in a cure period decreased by £1.2bn, and those not in a cure period decreased by £0.4bn, mainly driven by releases from Mortgage
Refinance JA.
Stage 3 exposures decreased, mainly driven by better performance of Mortgages. ECL not in a cure period increased as a result of charges for large single name cases in CCB.
Reconciliation of exposures, loss allowance and net carrying amounts
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet. The Credit risk review disclosures exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account and cash collateral.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
30 June 2025	£m	£m	£m	£m	£m
Retail & Business Banking	173,628	408	173,220	27,787	41
–Mortgages[1]	167,197	158	167,039	13,263	—
–Credit Cards[2]	2,987	137	2,850	11,245	16
–Other	3,444	113	3,331	3,279	25
Consumer Finance	4,787	75	4,712	—	—
Corporate & Commercial Banking	18,319	318	18,001	8,668	37
Corporate Centre	62,646	1	62,645	2,411	—
Total exposures presented in Credit Quality tables	259,380	802	258,578	38,866	78
Intercompany balances (including joint ventures)			5,341
Other items[3]			984
Adjusted net carrying amount			264,903
Assets classified at FVTPL			1,325
Non-financial assets[4]			6,412
Total assets per the Consolidated Balance Sheet			272,640

31 December 2024
Retail & Business Banking	173,739	422	173,317	25,008	37
–Mortgages[1]	167,228	173	167,055	10,813	0
–Credit Cards[2]	2,774	135	2,639	10,868	15
–Other	3,737	114	3,623	3,327	22
Consumer Finance	4,759	69	4,690	—	—
Corporate & Commercial Banking	18,029	294	17,735	8,278	48
Corporate Centre	58,286	—	58,286	2,385	—
Total exposures presented in Credit Quality tables	254,813	785	254,028	35,671	85
Intercompany balances (including joint ventures)			4,813
Other items[3]			1,042
Adjusted net carrying amount			259,883
Assets classified at FVTPL			1,685
Non-financial assets[4]			5,508
Total assets per the Consolidated Balance Sheet			267,076
1.Off-balance sheet exposures include offers in the pipeline and undrawn flexible mortgage products.
2.Off-balance sheet exposures include credit cards.
3.Other includes accrued interest of £669m (2024: £724m).
4.Non-financial assets includes £207m (2024: £738m) of Macro hedge of interest rate risk.

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Movement in total exposures and the corresponding ECL
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	266,290	153	21,422	359	2,772	358	290,484	870
Transfers from Stage 1 to Stage 2[2]	(5,184)	(9)	5,184	9	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	4,978	63	(4,978)	(63)	—	—	—	—
Transfers to Stage 3[2]	(123)	(1)	(648)	(25)	771	26	—	—
Transfers from Stage 3[2]	8	4	342	23	(350)	(27)	—	—
Transfers of financial instruments	(321)	57	(100)	(56)	421	(1)	—	—
Net ECL remeasurement on stage transfer[3]	—	(59)	—	69	—	84	—	94
Change in economic scenarios[4]	—	(6)	—	2	—	(4)	—	(8)
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased[5]	30,444	21	294	16	27	3	30,765	40
Redemptions, repayments and assets sold[6]	(16,209)	(15)	(2,004)	(42)	(441)	(32)	(18,654)	(89)
Changes in risk parameters and other movements[7]	(4,405)	(12)	190	(6)	108	92	(4,107)	74
Assets written off[6]	—	—	—	—	(242)	(101)	(242)	(101)
At 30 June 2025	275,799	139	19,802	342	2,645	399	298,246	880
Net movement in the period	9,509	(14)	(1,620)	(17)	(127)	41	7,762	10

ECL (release)/charge to the Income Statement		(14)		(17)		142		111
Less: Discount unwind		—		—		(10)		(10)
Less: Recoveries net of collection costs		—		—		4		4
Total ECL (release)/charge to the Income Statement		(14)		(17)		136		105

At 1 January 2024	274,010	170	23,879	462	3,080	362	300,969	994
Transfers from Stage 1 to Stage 2[2]	(10,809)	(15)	10,809	15	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	7,868	113	(7,868)	(113)	—	—	—	—
Transfers to Stage 3[2]	(222)	(1)	(690)	(37)	912	38	—	—
Transfers from Stage 3[2]	12	—	304	24	(316)	(24)	—	—
Transfers of financial instruments	(3,151)	97	2,555	(111)	596	14	—	—
Net ECL remeasurement on stage transfer[3]	—	(98)	—	116	—	101	—	119
Change in economic scenarios[4]	—	(9)	—	(19)	—	1	—	(27)
Change to ECL models	(2,287)	(5)	2,361	37	(74)	(26)	—	6
New lending and assets purchased[5]	18,171	31	721	31	122	27	19,014	89
Redemptions, repayments and assets sold[6]	(22,531)	(30)	(2,584)	(41)	(652)	(52)	(25,767)	(123)
Changes in risk parameters and other movements[7]	4,816	(5)	(3,398)	(70)	223	75	1,641	—
Assets written off[6]	—	—	—	—	(135)	(98)	(135)	(98)
At 30 June 2024	269,028	151	23,534	405	3,160	404	295,722	960
Net movement in the period	(4,982)	(19)	(345)	(57)	80	42	(5,247)	(34)

ECL (release)/charge to the Income Statement		(19)		(57)		140		64
Less: Discount unwind		—		—		(11)		(11)
Less: Recoveries net of collection costs		—		—		7		7
Total ECL (release)/charge to the Income Statement		(19)		(57)		136		60
1.Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
2.Total impact of facilities that moved Stage(s) in the period. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the period. Transfers between Stages are based on opening balances and ECL at the start of the period.
3.Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
4.Changes to assumptions in the period. Isolates the impact on ECL from changes to the economic variables for each scenario, the scenarios themselves, and the probability weights from all other movements.
Also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown in Transfers of financial instruments.
5.Exposures and ECL of facilities that did not exist at the start of the period but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.
6.Exposures and ECL for facilities that existed at the start of the period but not at the end.
7.Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of the mortgage pipeline, cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.

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RETAIL & BUSINESS BANKING – CREDIT RISK REVIEW
We provide detailed credit risk analysis for Retail & Business Banking in separate sections below for Mortgages, our largest portfolio, and our Everyday Banking portfolio.
Retail & Business Banking: Mortgages – Credit risk review
Borrower profile

	Stock				New business[1]
	30 June 2025		31 December 2024		30 June 2025		30 June 2024
	£m	%	£m	%	£m	%	£m	%
Home movers[2]	69,864	41	70,339	42	4,195	39	2,909	43
Remortgagers[3]	46,118	28	45,725	27	3,910	37	1,950	29
First-time buyers	35,959	22	36,233	22	1,614	15	1,799	26
Buy-to-let	15,256	9	14,931	9	906	9	156	2
	167,197	100	167,228	100	10,625	100	6,814	100

Movement in mortgage lending	£bn
1 January 2025	167.2
New business	10.6
Redemptions and repayments	(10.6)
30 June 2025	167.2

	30 June 2025	31 December 2024
Proportion of mortgage internal transfers retained online	76%	77%

	30 June 2025	30 June 2024
Internal transfers (£bn)[4]	15.1	18.1
Further advances and flexi drawdowns (£bn)	0.5	0.4
1.The 2024 values exclude advances, flexible drawdown and fees.
2.Home movers include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house.
3.      Remortgagers are new customers who are taking a new mortgage with us.
4.      Internal transfers relate to current customers switching from one product to another.
30 June 2025 compared to 31 December 2024
In H1-25, mortgage asset stock and borrower profile was broadly stable, with an increase in new business replacing the asset balances lost through repayments and redemptions. New business increased year-on-year in all sectors except first-time buyers, with remortgages causing the largest portion of the overall increase.
Interest rate profile
The interest rate profile of our maturing mortgage asset stock was:

	30 June 2025		31 December 2024
	£m	%	£m	%
Fixed rate	152,108	91	150,310	90
Of which maturing:
–< 12 months	42,138	25	38,143	23
–Later than 1 year but no later than 3 years	83,212	50	85,646	51
–Later than 3 years but no later than 4 years	12,816	8	11,268	7
–Later than 4 years but no later than 5 years	11,050	6	11,831	7
–Later than 5 years	2,892	2	3,422	2
Variable rate	10,743	6	12,252	7
Standard Variable Rate (SVR)	2,826	2	3,029	2
Follow on Rate (FoR)	1,520	1	1,637	1
	167,197	100	167,228	100
30 June 2025 compared to 31 December 2024
In H1-25, we continued to see customers refinance from reversion to fixed rate products influenced by continued high interest rates. Demand for fixed rate products increased, particularly with shorter fixed rate terms.

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Geographical distribution
The geographical distribution of our mortgage asset stock and new business was:

	Stock		New business[1]
	30 June 2025	31 December 2024	30 June 2025	30 June 2024
Region	£bn	£bn	£bn	£bn
London	43.8	43.2	3.1	1.7
Midlands and East Anglia	23.2	23.3	1.4	1.0
North	21.7	21.9	1.3	0.9
Northern Ireland	2.3	2.3	0.1	0.1
Scotland	6.0	6.0	0.4	0.3
South East excluding London	52.9	53.1	3.3	2.1
South West, Wales and other	17.3	17.4	1.0	0.7
	167.2	167.2	10.6	6.8
1.The 2024 values exclude advances, flexible drawdown and fees.
30 June 2025 compared to 31 December 2024
The portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around London and the South East. The loan-to-income multiple of mortgage lending in the period, based on average earnings of new business at inception, was 2.81 (2024: 2.93).
Mortgage loan size
The split of our mortgage asset by size was:

Mortgage loan size	30 June 2025	31 December 2024
>£1.0m	2%	2%
£0.5m to £1.0m	10%	10%
£0.25m to £0.5m	32%	31%
<£0.25m	56%	57%
Average loan size (stock)[1]	£197k	£193k
Average loan size (new business)	£250k	£246k
1.  Average initial advance of existing stock.
Loan-to-value analysis
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, and new business. We also show the collateral value and average LTV. We use our estimate of the property value at the balance sheet date and include fees that have been added to the loan. For flexible products, we only include the drawn amount, not undrawn limits.

	30 June 2025					31 December 2024				30 June 2024
	Stock		Stage 3		New Business	Stock		Stage 3		New Business[3]
	Total	ECL	Total	ECL		Total	ECL	Total	ECL
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	77,964	33	823	13	2,549	77,280	34	886	13	1,588
>50-60%	34,108	20	300	7	2,021	33,564	21	319	8	1,003
>60-70%	28,672	24	247	9	1,665	29,447	27	256	10	965
>70-80%	17,199	22	135	9	2,194	17,200	27	151	12	1,501
>80-90%	7,464	18	74	9	1,526	8,003	19	72	8	1,277
>90-100%	1,486	10	29	5	662	1,453	12	38	8	472
>100%	304	31	53	18	8	281	33	56	20	8
	167,197	158	1,661	70	10,625	167,228	173	1,778	79	6,814
Collateral value[1]	167,159		1,651		10,625	167,191		1,767		6,814

	%		%		%	%		%		%
Average balance weighted LTV[2]	51		51		63	51		51		65
Of which:
London lending (new business)					62					64
1.    Collateral value is limited to the balance of each loan and excludes the impact of any over-collateralisation. Includes collateral against loans in negative equity of £265m (2024: £244m).
2.    Balance weighted LTV = (Loan 1 balance x (Loan 1 Balance/Loan 1 latest property valuation) + (Loan 2 balance x (Loan 2 balance/Loan 2 latest property valuation) +  ...) /(Loan 1 balance + Loan 2 balance+...).
3.    Excludes advances, flexible drawdowns and fees.
30 June 2025 compared to 31 December 2024
There were no significant changes in collateral quality in H1-25. Balance weighted average LTVs of stock were broadly flat, with a reduction in new business due to continued price competition in the market at higher LTVs.

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Credit performance
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review.
Movement in total exposures and the corresponding ECL
The following tables show changes in total on and off-balance sheet exposures and ECL in the period. The footnotes to the Santander UK group level table on page 24 also apply to these tables.

	Stage 1		Stage 2		Stage 3		Total
	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL	Exposures[1]	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	159,070	10	17,175	84	1,796	79	178,041	173
Transfers from Stage 1 to Stage 2[2]	(3,949)	—	3,949	—	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	3,954	10	(3,954)	(10)	—	—	—	—
Transfers to Stage 3[2]	(55)	—	(344)	(4)	399	4	—	—
Transfers from Stage 3[2]	—	—	278	8	(278)	(8)	—	—
Transfers of financial instruments	(50)	10	(71)	(6)	121	(4)	—	—
Net ECL remeasurement on stage transfer[3]	—	(10)	—	7	—	6	—	3
Change in economic scenarios[4]	—	(5)	—	(5)	—	(4)	—	(14)
Change to ECL models	—	—	—	—	—	—	—	—
New lending and assets purchased[5]	19,007	3	119	2	18	1	19,144	6
Redemptions, repayments and assets sold[6]	(10,535)	—	(1,261)	(4)	(244)	(7)	(12,040)	(11)
Changes in risk parameters and other movements[7]	(4,700)	1	27	1	15	6	(4,658)	8
Assets written off[6]	—	—	—	—	(27)	(7)	(27)	(7)
At 30 June 2025	162,792	9	15,989	79	1,679	70	180,460	158
Net movement in the period	3,722	(1)	(1,186)	(5)	(117)	(9)	2,419	(15)

ECL release to the Income Statement		(1)		(5)		(2)		(8)
Less: Discount unwind		—		—		(1)		(1)
Less: Recoveries net of collection costs		—		—		11		11
Total ECL (release)/charge to the Income Statement		(1)		(5)		8		2

At 1 January 2024	163,252	24	18,280	111	2,036	109	183,568	244
Transfers from Stage 1 to Stage 2[2]	(8,812)	(2)	8,812	2	—	—	—	—
Transfers from Stage 2 to Stage 1[2]	6,272	22	(6,272)	(22)	—	—	—	—
Transfers to Stage 3[2]	(114)	—	(404)	(8)	518	8	—	—
Transfers from Stage 3[2]	3	—	245	8	(248)	(8)	—	—
Transfers of financial instruments	(2,651)	20	2,381	(20)	270	—	—	—
Net ECL remeasurement on stage transfer[3]	—	(22)	—	38	—	7	—	23
Change in economic scenarios[4]	—	(7)	—	(11)	—	2	—	(16)
Change to ECL models	(1,859)	(3)	1,869	21	(10)	(37)	—	(19)
New lending and assets purchased[5]	12,725	3	71	1	11	1	12,807	5
Redemptions, repayments and assets sold[6]	(11,538)	(2)	(1,745)	(7)	(316)	(13)	(13,599)	(22)
Changes in risk parameters and other movements[7]	358	(2)	(1,856)	(21)	32	22	(1,466)	(1)
Assets written off[6]	—	—	—	—	(16)	(5)	(16)	(5)
At 30 June 2024	160,287	11	19,000	112	2,007	86	181,294	209
Net movement in the period	(2,965)	(13)	720	1	(29)	(23)	(2,274)	(35)

ECL (release)/charge to the Income Statement		(13)		1		(18)		(30)
Less: Discount unwind		—		—		(1)		(1)
Less: Recoveries net of collection costs		—		—		15		15
Total ECL (release)/charge to the Income Statement		(13)		1		(4)		(16)

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Portfolios of particular interest - Mortgages
Credit performance

	Total	Stage 1	Stage 2	Stage 3	Stage 3 ratio	Properties in possession	Balance weighted LTV (indexed)
30 June 2025	£m	£m	£m	£m	%	£m	%
Mortgage portfolio	167,197	149,798	15,738	1,661	1.00	67	51
Of which: Portfolio of particular interest[1]
– Interest only	36,316	30,180	5,399	737	2.05	33	48
– Part interest-only, part repayment[2]	11,833	10,182	1,456	195	1.66	12	52
– Flexible	3,908	2,845	869	194	5.43	10	37
– LTV >100%	304	93	158	53	17.36	13	116
– Buy-to-let	15,256	14,091	1,111	54	0.36	3	59

31 December 2024
Mortgage portfolio	167,228	148,560	16,890	1,778	1.07	46	51
Of which: Portfolio of particular interest[1]
– Interest only	36,414	29,989	5,608	817	2.26	23	48
– Part interest-only, part repayment[2]	12,052	10,270	1,562	220	1.83	8	52
– Flexible	4,333	3,190	933	210	5.25	8	38
– LTV >100%	281	75	150	56	20.09	10	117
– Buy-to-let	14,931	13,672	1,204	55	0.37	2	59
1.Where a loan falls into more than one category, we include it in all the categories that apply.
2.Mortgage balance includes both the interest-only part of £9,036m (2024: £9,182m) and the non-interest-only part of the loan.
Retail & Business Banking: Everyday Banking – Credit risk review
Credit performance
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review. In addition, we monitor the following credit performance metrics that are specific to Everyday Banking:

	30 June 2025	31 December 2024
BBLS with 100% Government Guarantee (£bn)	0.9	1.1
% of credit card customers that repay balance in full each month	55%	56%
UPL average customer balance (£)	6,000	6,000
CONSUMER FINANCE – CREDIT RISK REVIEW
Credit Performance
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review. In addition, we monitor the following credit performance metrics that are specific to Consumer Finance:

	30 June 2025	31 December 2024
Wholesale loans (stock finance) to car dealerships as approximate % of the Consumer loan book	10.0%	9.7%
% of lending collateralised on the vehicle	96%	95%
Average Consumer (auto) finance loan size (£)	19,090	16,045

	30 June 2025	30 June 2024
Consumer (auto) finance new business gross lending (£m)	1,034	752

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CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW
Rating distribution
These tables show our credit risk exposure according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other[1]	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	—	509	883	3,331	4,070	3,024	1,418	47	13,282
Commercial Real Estate	—	—	567	2,265	2,426	450	294	—	6,002
Social Housing	105	1,747	5,951	—	—	—	—	—	7,803
	105	2,256	7,401	5,596	6,496	3,474	1,712	47	27,087
Of which:
–Stage 1	105	2,256	7,401	5,476	6,093	2,582	290	47	24,250
–Stage 2	—	—	—	120	403	892	701	—	2,116
–Stage 3	—	—	—	—	—	—	721	—	721

31 December 2024
SME and mid corporate	—	253	723	3,170	4,295	3,013	1,589	82	13,125
Commercial Real Estate	—	—	567	1,913	2,460	620	309	—	5,869
Social Housing	13	1,983	5,868	—	—	—	—	—	7,864
	13	2,236	7,158	5,083	6,755	3,633	1,898	82	26,858
Of which:
–Stage 1	13	2,236	7,115	4,991	6,159	2,597	382	82	23,575
–Stage 2	—	—	43	92	596	1,036	800	—	2,567
–Stage 3	—	—	—	—	—	—	716	—	716
1.    Typically smaller exposures which use scorecards instead of a rating model.
Credit performance
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review.
Portfolios of particular interest - Commercial Real Estate
In H1-25, committed exposures in our CRE portfolio increased by 2.3% and the rating distribution improved.
CORPORATE CENTRE – CREDIT RISK REVIEW
Committed exposures
Rating distribution
Corporate Centre committed exposures mainly comprise Sovereign exposures and Structured Products (High Quality Liquid Assets, mainly Asset Backed
Securities and covered bonds) managed as part of our Eligible Liquidity Pool. These are low risk, high quality, investment grade exposures with a credit rating of
8 or 9 according to our internal rating scale (see the ‘Santander UK group level – credit risk review’ section).
Credit performance
For credit performance details, see the Credit performance section in Santander UK Group level - Credit risk review.

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Liquidity risk

Overview
Liquidity risk is the risk that, while still being solvent, we do not have the liquid financial resources to meet our obligations when they fall due, or we can only get them at high cost.
Liquidity risk management
In H1-25, there were no significant changes in the way we manage liquidity risk as described in the 2024 Annual Report.
Liquidity risk review
In this section, we analyse our key liquidity metrics and our wholesale funding. We also provide information on asset encumbrance.
Key metrics LCR of 162% (2024: 156%) LCR eligible liquidity pool of £52.3bn (2024: £47.8bn) NSFR of 136% (2024: 136%) Wholesale funding with maturity <1 year £21.2bn (2024: £19.7bn)
Recovery and Resolution framework
We continue to focus on maintaining and, where possible, enhancing our Recovery Resolution capabilities. Our latest public summary of our preparations in the event of resolution was published in August 2024. This is in line with the BoE’s Resolvability Assessment Framework, and the PRA requirement to conduct a self-
assessment of resolvability and to publish a summary of that assessment.
LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR at 30 June 2025 and 31 December 2024.

	30 June 2025	31 December 2024
LCR	£bn	£bn
Eligible liquidity pool (liquidity value)[1]	51.8	47.2
Net stress outflows	(31.9)	(30.2)
Surplus	19.9	17.0
Eligible liquidity pool as a percentage of anticipated net cash flows	162%	156%
1.The liquidity value is calculated as applying an applicable haircut to the carrying value.
30 June 2025 compared to 31 December 2024
Strong LCR of 162% (2024:156%) increased largely due to higher funding issuances ahead of £4.7bn TFSME repayment due in Oct-25, £1.2bn of which was repaid in Jul-25.
LCR eligible liquidity pool
LCR eligible liquidity pool of £52.3bn (2024: £47.8bn) includes £36.2bn cash and central bank reserves (2024: £32.2bn).
30 June 2025 compared to 31 December 2024
We remained in a strong liquidity position. We held sufficient liquid resources and had adequate governance and controls in place to manage the liquidity risks arising from our business and strategy. At 30 June 2025 and 31 December 2024, the LCR significantly exceeded regulatory requirements.
Net Stable Funding Ratio (NSFR)

	30 June 2025	31 December 2024
	%	%
NSFR	136	136
30 June 2025 compared to 31 December 2024
At 30 June 2025 and 31 December 2024, the NSFR significantly exceeded regulatory requirements.

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FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan that complies with our Liquidity Risk Appetite (LRA) and regulatory liquidity and capital requirements.
Maturity profile of wholesale funding
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
30 June 2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc[1]
Senior unsecured	—	0.8	1.3	0.5	0.7	3.3	1.6	5.8	0.5	11.2
Subordinated liabilities and equity (incl. AT1)	—	0.2	—	0.5	—	0.7	—	1.5	1.4	3.6
	—	1.0	1.3	1.0	0.7	4.0	1.6	7.3	1.9	14.8
Santander UK plc
Deposits by banks	0.4	0.4	0.3	—	—	1.1	—	—	—	1.1
Certificates of deposit and commercial paper	2.3	2.7	1.0	—	—	6.0	—	—	—	6.0
Senior unsecured	—	—	0.1	0.1	0.1	0.3	0.7	2.1	0.3	3.4
Covered bonds	—	0.1	0.1	2.8	0.8	3.8	4.4	9.2	1.7	19.1
Securitisation & structured issuance[2]	—	—	0.8	—	—	0.8	0.8	3.4	—	5.0
Of which:
–RMBS and ABS	—	—	0.8	—	—	0.8	0.8	3.4	—	5.0
TFSME	—	—	4.7	—	—	4.7	2.5	—	1.4	8.6
Subordinated liabilities	—	—	—	—	—	—	—	0.2	0.5	0.7
	2.7	3.2	7.0	2.9	0.9	16.7	8.4	14.9	3.9	43.9
Other group entities
Securitisation & structured issuance[3]	—	—	—	—	0.5	0.5	—	—	—	0.5
Total at 30 June 2025	2.7	4.2	8.3	3.9	2.1	21.2	10.0	22.2	5.8	59.2
Of which:
–Secured	0.1	0.1	5.5	2.8	1.3	9.8	7.8	12.6	3.1	33.3
–Unsecured	2.6	4.1	2.8	1.1	0.8	11.4	2.2	9.6	2.7	25.9

Total at 31 December 2024	3.3	4.8	1.9	1.2	8.5	19.7	9.3	22.0	5.1	56.1
Of which:
–Secured	0.9	0.5	1.3	0.2	7.2	10.1	6.8	14.1	2.5	33.5
–Unsecured	2.4	4.3	0.6	1.0	1.3	9.6	2.5	7.9	2.6	22.6
1. 99% of senior unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of
England for Internal MREL.
2.Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
3.Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.

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Term issuance
In H1-25, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total H1-25	Total H1-24
	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc
Senior unsecured	—	1.0	—	—	1.0	—
Subordinated debt and equity (inc. AT1)	0.5	—	—	—	0.5	0.4
	0.5	1.0	—	—	1.5	0.4
Santander UK plc
Securitisations and other secured funding	1.0	—	—	—	1.0	0.8
Of which:
–RMBS and ABS	1.0	—	—	—	1.0	—
Covered bonds	1.0	—	1.7	—	2.7	4.1
Senior unsecured	—	—	1.9	—	1.9	0.2
	2.0	—	3.6	—	5.6	5.1
Other group entities
Securitisations	—	—	—	—	—	—
Total gross issuances	2.5	1.0	3.6	—	7.1	5.5
Loan to deposit ratio
This table shows our customer loans, customer deposits and loan to deposit ratio (LDR) at 30 June 2025 and 31 December 2024, and the adjustments to reconcile the data to the balance sheet.

	30 June 2025			31 December 2024
	Customer loans	Customer deposits	LDR[2]	Customer loans	Customer deposits	LDR[2]
	£bn	£bn	%	£bn	£bn	%
Total customer loans and deposits[1]	198.1	184.2	108%	197.9	183.4	108%
Adjust for fair value loans, impairment loss allowances, accrued interest and other	5.5	2.3		5.0	2.4
Statutory loans and advances to customers and deposits by customers	203.6	186.5	109%	202.9	185.8	109%
1. The customer loans and customer deposits numbers agree to the customer balances in the Balance sheet review section of the Financial review.
2.        Customer loans (Loans and advances to customers) divided by Customer deposits (Deposits by customers).
30 June 2025 compared to 31 December 2024
LDR of 109% (2024: 109%), following disciplined pricing actions, with mortgage lending and customer deposits broadly stable.
Encumbrance
Encumbrance of customer loans and advances
We issued securitised products to a diverse investor base through our prime mortgage-backed and other asset-backed funding programmes. We raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of
England facilities. We also have a covered bond programme, under which we issue securities to investors secured by a pool of residential mortgages. For more on these programmes, see Notes 14 and 25 to the Consolidated Financial Statements in the 2024 Annual Report.
30 June 2025 compared to 31 December 2024
Our level of encumbrance from external and internal issuance of securitisations and covered bonds increased in H1-25 to £36.9bn (2024: £33.9bn). For more, see Note 14 to the Consolidated Financial Statements in the 2024 Annual Report and Note 10 to the Condensed Consolidated Interim Financial Statements.

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Capital risk

Overview
Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business needs, regulatory requirements and market expectations.
Capital risk management
In H1-25, there were no significant changes in the way we manage capital risk as described in the 2024 Annual Report.
Capital risk review
In this section, we analyse our capital resources and key capital ratios.
Key metrics CET1 capital ratio of 14.9% (2024: 14.8%) Total qualifying regulatory capital of £13.9bn (2024: £13.9bn) UK leverage ratio (T1 capital) of 4.9% (2024: 4.9%)
CAPITAL RISK REVIEW
Meeting evolving capital requirements
We target a CET1 management buffer of sufficient size to absorb volatility in CET1 deductions, capital supply and capital demand whilst remaining above the current and expected future regulatory CET1 requirement. Distribution restrictions would be expected to be applied if we were unable to meet both our minimum requirement, which consists of the Pillar 1 minimum plus Pillar 2A, the CRD IV buffers consisting of the Capital Conservation Buffer (CCB), the Countercyclical
Capital Buffer (CCyB), and the Other Systemically Important Institutions Buffer (O-SII) at the level of the RFB Group.
Bank of England stress testing
The results of the latest Bank of England stress test was released in 2023, results of which were published in the 2023 Annual Report. The next test is currently underway with results expected in late 2025.
Key capital ratios

	30 June 2025	31 December 2024
	%	%
CET1 capital ratio	14.9	14.8
AT1	3.1	3.2
Tier 2	2.7	2.9
Total capital ratio	20.7	20.9

Total subordination available to Santander UK plc senior unsecured bondholders as a % of RWAs	20.7	21.0

	30 June 2025	30 June 2024
Return on assets - profit after tax divided by average total assets	0.21	0.21
Movement in CET1 capital ratio

%
At 1 January 2025	14.8
Profit	0.8
Dividends and AT1 coupons	(0.5)
Expected loss less provisions and pension	(0.1)
RWA and other	(0.1)
At 30 June 2025	14.9
30 June 2025 compared to 31 December 2024
CET1 capital ratio was broadly stable at 14.9%. Ongoing organic capital generation partially offset by dividends accrued.
In anticipation of the proposed acquisition of TSB by Santander UK (subject to regulatory approvals and other consents), the Board passed a resolution to cancel the dividends that were accrued in the CET1 capital ratio calculations at 30 June 2025. At 30 June 2025, the accrued dividends decreased the CET1 capital ratio by 0.4pp.
Structural hedge evolution
Santander UK plc’s structural hedge position decreased to £105bn at 30 June 2025 (2024: £110bn), with a duration of 2.4 years (2024: 2.4 years). We are well positioned for further Bank Rate reductions.

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Regulatory capital resources
This table shows our qualifying regulatory capital:

	30 June 2025	31 December 2024
	£m	£m
CET1 capital instruments and reserves:
- Capital instruments	7,060	7,060
- Retained earnings	5,758	5,258
- Accumulated other reserves	144	(325)
CET1 capital before regulatory adjustments	12,962	11,993
CET1 regulatory adjustments:
- Additional value adjustments	(13)	(14)
- Goodwill (net of tax)	(1,126)	(1,129)
- Other intangibles	(321)	(340)
– Fair value reserves related to gains or losses on cash flow hedges[1]	(151)	311
- Negative amounts resulting from the calculation of regulatory expected loss amounts	(688)	(658)
- Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(2)	1
- Defined benefit pension fund assets	(381)	(316)
- Dividend accrual	(286)	(3)
- IFRS 9 Transitional Adjustment	—	12
CET1 capital	9,994	9,857
AT1 capital instruments:
- Capital instruments	2,100	2,100
AT1 capital	2,100	2,100
Tier 1 capital	12,094	11,957
Tier 2 capital instruments:
- Capital instruments	2,172	2,203
- Amount of qualifying items subject to phase out from Tier 2	—	182
- Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation and repurchases	(366)	(401)
Tier 2 capital	1,806	1,984
Total capital	13,900	13,941
1.Amount includes £1.5m (2024: £0.6m) for cashflow hedge reserves at FVOCI.
In anticipation of the proposed acquisition of TSB by Santander UK (subject to regulatory approvals and other consents), the Board passed a resolution to cancel the dividends that were accrued in the CET1 capital calculations at 30 June 2025, the impact of which is shown in the table above.
Movements in regulatory capital

	CET1 capital	AT1 capital	Tier 2 capital	Total
	£m	£m	£m	£m
At 1 January 2025	9,857	2,100	1,984	13,941
- Retained earnings	500	—	—	500
- Other reserves	469	—	—	469
- Additional value adjustments	1	—	—	1
- Goodwill (net of tax)	3	—	—	3
- Other intangibles	19	—	—	19
- Fair value reserves related to gains or losses on cash flow hedges	(462)	—	—	(462)
- Negative amounts resulting from the calculation of regulatory expected loss amounts	(30)	—	—	(30)
- Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(3)	—	—	(3)
- Defined benefit pension fund assets	(65)	—	—	(65)
- Dividend accrual	(283)	—	—	(283)
- IFRS 9 Transitional Adjustment	(12)	—	—	(12)
- Capital instruments	—	—	(31)	(31)
- Amounts of qualifying items subject to phase out from Tier 2	—	—	(182)	(182)
- Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRD IV amortisation and repurchases	—	—	35	35
At 30 June 2025	9,994	2,100	1,806	13,900

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MREL recapitalisation
At 30 June 2025, we had outstanding £10.3bn of MREL compliant senior unsecured bonds.
Our forward-looking MREL recapitalisation plan assumes the Pillar 2A requirement remained stable and is calculated using RWA, leverage exposures and exchange rates at 30 June 2025. Based on this set of assumptions, our MREL requirements are driven by our leverage exposure. Santander UK’s indicative
MREL requirements including combined buffer requirements are currently circa £20bn from 30 June 2025.
In addition to meeting our minimum requirement, we intend to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group
Holdings plc senior unsecured securities that are due to become MREL ineligible over the following six months, plus a buffer for foreign exchange movements.
Headroom of our CET1 capital ratio to our current MDA trigger level
At 30 June 2025, the headroom of our CET1 capital ratio of 14.9% to our 7% AT1 permanent write down (PWD) securities trigger was 7.9% of total RWAs or
£5.3bn (2024: 7.8% of total RWAs or £5.2bn).

Regulatory headroom	CET1 capital		UK leverage		Total capital		MREL
	£bn	%	£bn	%	£bn	%	£bn	%
Jun-25 position	10.0	14.9	12.0	4.9	13.9	20.7	23.7	35.3
Minimum requirement	7.5	11.2	10.6	4.3	11.1	16.5	19.6	29.2
Distance to MDA / excess	2.5	3.7	1.4	0.6	2.8	4.2	4.1	6.1

Dec-24 position	9.9	14.8	11.8	4.9	13.9	20.9	24.1	36.3
Minimum requirement	7.5	11.2	10.4	4.3	11.0	16.5	19.3	29.0
Distance to MDA / excess	2.4	3.6	1.4	0.6	2.9	4.4	4.8	7.3
The headroom of our CET1 capital ratio to our current maximum distributable amount (MDA) trigger level at 30 June 2025 was:

Minimum requirement breakdown (%)	30 June 2025				31 December 2024
	CET1 capital	UK leverage	Total capital	MREL	CET1 capital	UK leverage	Total capital	MREL
Pillar 1	4.5	—	8.0	—	4.5	—	8.0	—
Pillar 2A	2.2	—	4.0	—	2.3	—	4.1	—
Capital conservation buffer	2.5	—	2.5	2.5	2.5	—	2.5	2.5
Countercyclical capital buffer	2.0	0.7	2.0	2.0	1.9	0.7	1.9	1.9
Base leverage	—	3.3	—	—	—	3.3	—	—
Leverage (6.75% leverage)	—	—	—	24.7	—	—	—	24.6
Systemic (O-SII requirements for RFB)	—	0.3	—	—	—	0.3	—	—
Minimum Requirement	11.2	4.3	16.5	29.2	11.2	4.3	16.5	29.0
Distance to MDA/excess for CET1 capital, total capital and MREL ratios are measured on Santander UK Group Holdings plc requirements and exclude a 1.0%
RFB systemic buffer.
Risk-weighted assets
The tables below are consistent with our regulatory filings for 30 June 2025 and 31 December 2024.

	30 June 2025	31 December 2024
RWAs by risk	£bn	£bn
Credit risk	58.3	57.9
Counterparty risk	0.7	0.6
Market risk	0.2	0.2
Operational risk	7.9	7.9
	67.1	66.6

	30 June 2025	31 December 2024
RWAs by segment	£bn	£bn
Retail & Business Banking	42.9	42.0
– Mortgages	32.2	31.8
– Everyday Banking	10.7	10.2
Consumer Finance	7.7	7.2
Corporate & Commercial Banking	11.8	13.0
Corporate Centre	4.7	4.4
	67.1	66.6

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	Credit/ counterparty risk	Market risk	Operational risk	Total
Movements in RWAs by risk	£bn	£bn	£bn	£bn
At 1 January 2025	58.5	0.2	7.9	66.6
Asset size	2.1	—	—	2.1
Asset quality	(0.8)	—	—	(0.8)
Model updates	0.5	—	—	0.5
Methodology and policy	—	—	—	—
Other	(1.3)	—	—	(1.3)
At 30 June 2025	59.0	0.2	7.9	67.1
Regulatory leverage

	30 June 2025	31 December 2024
	£m	£m
Regulatory exposure	245,522	242,403
End-point Tier 1 capital[1]	11,989	11,827
UK leverage ratio	4.9%	4.9%
BBLS lending excluded from leverage exposure	(919)	(1,188)
1.      Includes deductions and AT1 adjustment permitted under the recommendation from the Financial Policy Committee on 25 July 2016.
Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	30 June 2025	31 December 2024
	£m	£m
Total assets per the Consolidated Balance Sheet	272,640	267,076
Derivatives netting and potential future exposure	387	(199)
Securities financing current exposure add-on	659	624
Removal of IFRS netting	631	672
Removal of qualifying central bank claims	(38,164)	(34,255)
Commitments calculated in accordance with Basel Committee Leverage Framework	9,316	8,586
CET1 regulatory adjustments	53	(101)
	245,522	242,403
30 June 2025 compared to 31 December 2024
UK leverage exposure increased to £245.5bn (Dec-24: £242.4bn) due to liquidity management activities.
Distributable items
Distributable items are equivalent to distributable profits under the UK Companies Act 2006. The distributable items of Santander UK Group Holdings plc under
CRD IV at 30 June 2025 and 31 December 2024, and movements in the period, were as follows:

	30 June 2025	31 December 2024
	£m	£m
At 1 January	4,320	4,315
Dividends approved:
–AT1 Capital Securities	(72)	(139)
–Tax on above item	14	26
–Ordinary shares	—	(1,295)
Dividends receivable:
–Investment in AT1 Capital Securities	69	129
–Tax on above item	(13)	(24)
–Investment in ordinary shares of subsidiary	5	1,317
Other income statement items (Company)	(5)	(9)
At period end	4,318	4,320

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Market risk

Overview
Market risk comprises banking market risk and trading market risk.
Market risk management
In H1-25, there were no significant changes in the way we manage market risk as described in the 2024 Annual Report.
Market risk review
In this section, we analyse our key banking and trading market risk metrics.

Key metrics
Net Interest Income (NII) sensitivity to +100bps was
£127m and to ‑100bps was £(142)m (2024: £166m and
£(200)m).
Economic Value of Equity (EVE) sensitivity to +100bps
was £(517)m and to ‑100bps was £473m (2024: £(502)m
and £429m).

NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our net interest income would be affected by a parallel shift (both up and down) applied instantaneously to the yield curve at 30 June
2025 and 31 December 2024. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

	30 June 2025		31 December 2024
	+100bps	-100bps	+100bps	-100bps
	£m	£m	£m	£m
NII sensitivity[1]	127	(142)	166	(200)
EVE sensitivity	(517)	473	(502)	429
1.Based on modelling assumptions of repricing behaviour.
30 June 2025 compared to 31 December 2024
In H1-25, we continued to actively manage the structural position in line with rate-insensitive liabilities in order to manage interest rate risk.
NII sensitivity decreased, and EVE sensitivity increased, reflecting the reduction in non-rate sensitive liabilities relative to the structural hedge position.
TRADED MARKET RISK REVIEW
30 June 2025 compared to 31 December 2024
In H1-25, there were no significant changes to our traded market risk exposures in the Santander UK plc group. The Internal VaR for exposure to traded market risk at 30 June 2025 was less than £1m (2024: less than £1m).

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Pension risk

Overview
Pension risk is the risk caused by our statutory contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to some other reason.
Pension risk management
In H1-25, there were no significant changes in the way we manage pension risk as described in the 2024 Annual Report.
Pension risk review
In this section, we give an update on key movements in pension risk profile in H1-25.
Key metrics Funding Deficit at Risk was £810m (2024: £830m) Funded defined benefit pension scheme accounting surplus was £527m (2024: £439m)
PENSION RISK REVIEW
30 June 2025 compared to 31 December 2024
The underlying level of risk in the Scheme reduced during H1-25, primarily driven by the continuing disposal of illiquid assets.
Risk monitoring and measurement
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. At
30 June 2025, the Funding Deficit at Risk decreased to £810m (2024: £830m), mainly due to disposals of illiquid assets noted above.
The impact from variations in the IAS 19 position on CET1 capital was not significant in H1-25. For more on the impact of our defined benefit schemes on capital, see the 'Capital risk' section.
Accounting position
The accounting position improved in H1-25. The Scheme sections in surplus had an aggregate surplus of £527m at 30 June 2025 (2024: £439m) while there was no section which had a deficit (2024: none). The overall funded position was a £527m surplus (2024: £439m surplus). A number of sections are in deficit on the funding basis agreed with the Trustee and we pay deficit contributions to those sections. We reported unfunded liabilities of £23m at 30 June 2025 (2024:
£23m). A number of factors contributed to the change in position over H1-25, with the increase mainly driven by deficit contributions paid over the period. There remains considerable market uncertainty and our position could change materially over a short period.
For more on our pension schemes, including the asset allocation and our accounting assumptions, see Note 22 to the Condensed Consolidated Interim Financial
Statements.

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Strategic and business risk

Overview
Strategic and business risk is the risk of significant loss or underperformance against planned objectives; damage arising from strategic decisions or their poor implementation; an inability to adapt to external developments that impact the long-term interests of our key stakeholders.
Strategic and business risk management
In H1-25, there were no significant changes in the way we manage strategic and business risk as described in the 2024 Annual Report.
Strategic and business risk review
In this section, we give an update on key movements in strategic and business risk in H1-25.

STRATEGIC AND BUSINESS RISK REVIEW
30 June 2025 compared to 31 December 2024
In H1-25, we continued our transformation journey to deliver value for all our stakeholders. Our transformation is centred around three core pillars: Commercial
Transformation - enhancing propositions; Operational Transformation, improving capabilities, and Cultural Transformation - emphasising high performance and customer focus.
Through our commercial transformation, we aimed to grow customer loyalty, and made strong progress toward this goal. For example, we strengthened our new build mortgage proposition to support brokers and customers with a broader range of 60-95% LTV products. Our Cahoot Sunny Day Saver Issue 5 account which launched in April 2025, helped savers capitalise on higher interest rates. We also expanded our business and corporate customer base and supported their international growth through access to our global network. Over the past six months, we managed our balance sheet prudently in a "higher for longer"
interest rate environment and have now pivoted toward asset growth.
For operational transformation, we simplified and automated our processes with a sharp focus on improving customer experience and accelerating time to market. Leveraging the Banco Santander group's global platforms and technologies, we are working towards becoming a digital-first bank with a human touch.
This is reflected in ongoing enhancements to OneApp which has improved customer experience, and deployment of AI virtual assistants that has led to shorter wait times at our contact centres.
We operate in an evolving environment that impacts both us and our stakeholders. We continued to monitor geopolitical factors (e.g. trade tariffs and ongoing conflicts) and UK macroeconomic trends (e.g., employer National Insurance tax changes, persistent inflation, and sustained high interest rates) to take timely and appropriate actions. Competitive pressures persisted in H1-25, with renewed interest in mergers and acquisitions activity, seen through several significant transactions in the UK banking sector. Delivery of our transformation remained a key focus to provide value in an ever-evolving external environment.
Our customers remained at the heart of everything we do. We continued to prioritise their needs, demonstrating our commitment to Consumer Duty and to delivering good outcomes across the business. We won awards for 'Best Digital Financial Inclusion Initiative' for OneApp, 'Universal Design' for OneApp, and for
our business app. We are also one of only three banks offering British Sign Language translations through our partnership with Signly.
Encouragingly, the regulatory environment appears to be improving. The FCA's recent proposals to ease mortgage rules suggest a more supportive outlook for
UK banks and the wider economy, while the PRA is exploring reforms to ring-fencing rules that could enhance operational and strategic flexibility for the sector.
We remained committed to delivering good customer outcomes, enhancing efficiency and building a responsible and sustainable business. This will enable us to adapt to evolving customer needs and deliver improved long-term returns.

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Reputational risk

Overview
Reputational risk is the risk of damage to the way our reputation and brand are perceived by the public, clients, government, colleagues, investors, or any other interested party.
Reputational risk management
In H1-25, there were no significant changes in the way we manage reputational risk as described in the 2024 Annual Report.
Reputational risk review
In this section, we provide an update on key movements in reputational risk in H1-25.

REPUTATIONAL RISK REVIEW
30 June 2025 compared to 31 December 2024
In H1-25, our key reputational risks arose from rumours in the media about a potential sale of Santander UK which was addressed by Banco Santander who reaffirmed the importance of its presence in the UK market.
The economic environment presented challenges to a number of our customers. We continued to regularly and proactively share information with key external stakeholders on actions taken and support available to customers, colleagues and communities.
Changes to our branch network announced in March 2025 generated considerable media coverage and questions from affected MPs. We engaged fully with the media and relevant MPs to explain the rationale behind the decisions and how we will be supporting customers through continued investment in the network, digital, chat and telephone banking services, enhanced by Community Bankers, Work Cafés and our part in banking hubs.
In addition, we engaged with the media as legal and regulatory developments with respect to historical motor finance commission payments generated media coverage.
Santander UK has continued to engage with the Government over potential reforms to the regulatory framework and how the banking sector can support growth in the UK economy.

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Operational risk

Overview
Operational risk is the risk of loss due to inadequate or failed internal processes, people and systems, or external events.
Operational risk management
In H1-25, we introduced a refreshed Non-Financial Risk taxonomy to further align with industry reporting and therefore some sub-risk types may differ from the 2024 Annual Report. There were no significant changes in the way we manage operational risk as described in the 2024 Annual Report.
Operational risk review
In this section, we give an update on key movements in operational risk in H1-25.

OPERATIONAL RISK REVIEW
30 June 2025 compared to 31 December 2024
Operational risk event losses
In H1-25, losses remained within our risk appetite. We did not experience any material (greater than £10m) operational risk losses, with the exception of overall fraud losses. We continued to maintain provisions to cover customer remediation programmes and their associated costs.
Operational Resilience
We continued to mature our frameworks and capabilities, confirming their compliance with Operational Resilience regulatory requirements though the Board Self-
Assessment, which went live at the end of Q1-25. We also progressed our assessment of the resilience of our Important Business Services, applying a broad range of severe but plausible disruption scenarios, including successful cyber-attack and loss of third party scenarios. These scenarios were designed to ensure that our contingency and recovery strategies were effective in minimising harm to our customers, any risk to the safety and soundness of the firm or to the orderly functioning or stability to the UK market. We continued to invest in strategic programmes that will further strengthen our resilience position, in particular across our
IT estate.
Cybersecurity
We continued to enhance our threat prevention controls and test our business area recovery plans against a range of scenarios. We continued to see increasing ransomware attacks across all sectors, driven by compromises in supply chain tools, and we expect this trend to remain. We continued to invest in skills and resources to manage cybersecurity risks, and monitor cybersecurity threats, including from the geopolitical environment. In H1-25 we did not experience material information security or cyber incidents, however, as any other organisation, we remain exposed to the threat of attack and the possibility of breaches.
Data Management
In H1-25, we continued to monitor and mitigate data risk through enhanced governance structures and processes. We remained focused on building a strong data foundation for the future by prioritising the critical data universe. This was supported by a new operating model including business process ownership with enhanced focus on end-to-end controls. Our multiyear data programme delivered in line with the data strategy driven by the Chief Data Officer, with a renewed focus on improving the quality and architecture of the key data underpinning our critical business and regulatory processes.
IT
Over the past three years, we made significant progress in addressing IT risks through a programme of remediation activities. In H1-25, we achieved further improvements in reducing IT related incidents and further reducing technology obsolescence. As part of our strategy, we also leveraged the Banco Santander
Group provided technology services to simplify our IT estate and drive operational efficiencies.
Legal
Our legal risk profile remained heightened but broadly stable in H1-25, reflecting the number and value of legal risks that we managed, but has deteriorated since
30 June 2025. The Santander UK group's exposure to legal risk is principally driven by the material litigation matters outlined in Note 24 - Contingent Liabilities and Commitments, and Note 21- Provisions. Since 30 June 2025 a judgment in the large-scale complex PPI related litigation brought by AXA was handed down by the High Court on 25 July 2025 and the Supreme Court handed down its judgment in the appeal of the Court of Appeal's decision in Hopcraft, Wrench and
Johnson related to motor finance commission litigation. The impact and implications of these decisions for Santander UK are outlined in Notes 21 and 24. There were no material developments in H1-25 in relation to the German criminal and tax investigation relating to historical dividend tax arbitrage transactions. We continued to monitor and manage our legal risk in relation to thematic Court actions and FOS complaints related to fraud, mortgages and unaffordable lending, including a judicial review of a FOS decision on the scope of its jurisdiction to consider and award redress in relation to alleged acts and omissions more than 6 years prior to the date of the complaint. While litigated PPI claim volumes remained stable, we continued successfully to respond to attempts by claimant law firms to re-open cases subject to the FCA redress regime for PPI complaints. The legal and regulatory environment in which the Santander UK group business operates continues to evolve and we are evaluating and responding to that change, including the Employment Rights Bill, the Data (Use and Access) Act 2025,
the implementation of failure to prevent fraud offence under the Economic Crime and Corporate Transparency Act 2024, and the HM Treasury consultation on changes to the Consumer Credit Act 1974.
Third party suppliers
We continued to rely extensively on third parties for a range of goods and services, provided by both Banco Santander and external suppliers. In H1-25, we continuously monitored our suppliers against a set of controls and metrics to manage our risk exposure.
Transformation and change
In H1-25, we continued to simplify, digitise processes and customer journeys, reduce costs, extend internal capabilities and ensure a resilient operating model as part of our ongoing transformation. We focused on ensuring transformation and change is safely and sustainably transitioned into our business without having an impact on our risk profile underpinning strategic decisions.

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Economic crime risk

Overview
In H1-25, we introduced Economic crime risk as the collective term used for Financial Crime (FC) risk and Fraud risk. FC risk is the risk that we use to further FC, including money laundering, terrorist financing, sanctions evasion, bribery and corruption, and the facilitation of tax evasion. Fraud risk is the risk associated with attempted or successful fraud being committed against the RFB, a customer or a third party.
Economic crime risk management
In H1-25, there were no significant changes in the way we manage economic crime risk as described in the 2024 Annual Report.
Economic crime risk review
In this section, we give an update on key developments in economic crime risk in H1-25.

ECONOMIC CRIME RISK REVIEW
30 June 2025 compared to 31 December 2024
Financial Crime
We take our FC responsibilities extremely seriously. Protecting the communities we serve from the social and economic impacts of FC remains a top priority. The
FC landscape continues to be complex, with evolving regulatory and legal requirements, geopolitical factors and ever-changing criminal methods influencing the risks we face. In H1-25 we:
–Continued maturing our FC oversight capabilities and our FC Centre of Excellence operations, to further integrate FC risk management operations across the business.
–Maintained the Board and senior management's focus on the management of FC risk as one of our top priorities, including through the Executive Economic
Crime Committee.
–Updated our FC policies and standards to reflect the latest external requirements and best practice, and to align with the Banco Santander group policy requirements. We continue to support business areas with implementation guidance.
–Enhanced our screening systems and controls, improving control coverage and accelerating risk mitigation.
–Continued to enhance and digitise customer due diligence processes for new and existing customers.
–Shared best practice with the wider Banco Santander group to collaborate and explore opportunities to leverage platforms and technologies.
–Played a key role in a wide variety of industry association hosted forums, actively engaging with our peers on best practice, benchmarking and other efforts that boost our FC compliance programme.
–Continued to play an active role across the public-private partnerships, working closely with government, trade bodies and industry on issues that may impact our FC compliance capabilities. This included extensive work on ongoing HM Treasury consultations on the Money Laundering Regulations and AML
Supervisory Reform, and various Financial Action Task Force consultations.
–Took part in external engagements in relation to international anti-corruption and ongoing government initiatives including the upcoming Anti-Corruption
Strategy 2025 and the 2026 Countering Illicit Finance Summit, and operational initiatives focused on Santander UK's day-to-day anti-fraud prevention efforts.
–Continued engaging externally on critical strategic public sector documents, such as the ongoing implementation of the Economic Crime Plan 2 and Fraud
Strategy, and ongoing work on system prioritisation and an economic crime data strategy.
Fraud
Fraud risk losses remained a material driver of our operational risk loss position, in line with the wider UK financial services industry. Social engineering techniques used by fraudsters are a significant threat to customers and are outside of our direct control. We focus on preventative measures in response to increasing fraud attacks and protecting customers from harm. In H1-25 we:
–Enhanced our preventative capabilities and our controls further, including new tools to identify fraud in our digital channels using behaviour biometrics.
–Continued to see that Debit and Credit Card Fraud and APP fraud remained our most significant fraud types, now dominated by social engineering.
–Maintained focus on customer education, with a key part of our strategy including presenting customers with tailored questions and warnings specific to their payment journey.
–Launched a quarterly 'ScamTracker' for media and local government usage to highlight the scale and nature of fraud currently impacting the UK.

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Model risk

Overview
Model risk is the risk that the predictions from models may be inaccurate, causing sub-optimal decisions to be made; or that a model may be used inappropriately. These potential adverse consequences can lead to reputational damage, regulatory non-compliance, a deterioration in prudential position, or financial losses.
Model risk management
In H1-25, there were no significant changes in the way we manage model risk as described in the 2024 Annual Report.
Model risk review
In this section, we give an update on key developments in model risk in H1-25.

MODEL RISK REVIEW
30 June 2025 compared to 31 December 2024
We maintained a risk-based approach to management and control, focusing on model monitoring and independent reviews of our more material models, such as those for credit losses and those with defined regulatory standards.
We continued work to fully embed requirements relating to the regulations introduced by the PRA which came into effect in 2024 (Supervisory Statement SS1/23)
that increased focus on model risk management across the industry. We continued developing our regulatory model suite in line with supervisory expectations, focusing on capital adequacy to reflect the most recent and accurate data. Following the 2024 implementation of impairment models for mortgages and CCB, we shifted our focus to developing new models for the unsecured retail portfolio to embed long standing adjustments to the ECL into models.
As part of our ESG commitment and the overall industry focus, we continued to evolve our internal risk models that consider climate change risk factors with longer forecast horizons. We increased internal climate change risk expertise to reduce reliance on our external providers to future proof capabilities for future regulation.
As the use of AI tools is increasing within the industry, we continued to develop a robust control environment to support these tools.

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Compliance risk

Overview
We manage the compliance risk (previously known as conduct and regulatory risk) types in one framework. Compliance risk also includes data privacy and people risk.
Compliance risk management
In H1-25, we introduced a refreshed Non-Financial Risk taxonomy to further align with industry reporting and therefore some sub-risk types may differ from the 2024 Annual Report. There were no significant changes in the way we manage operational risk as described in the 2024 Annual Report.
Compliance risk review
In this section, we give an update on key developments in compliance risk in H1-25.

COMPLIANCE RISK REVIEW
30 June 2025 compared to 31 December 2024
Our customers remained at the centre of our culture and purpose and we continued to monitor and regularly review their experiences to ensure they were receiving good outcomes:
Conduct and Consumer Duty
We continued to monitor developments with respect to historical motor finance commission payments. We remain committed to our Consumer Duty (CD)
regulations by continuing to ensure our risk tools and processes focus on the provision of good customer outcomes. In addition, through amendments to our risk taxonomy we have taken steps to reinforce the requirement for Conduct and CD to be considered throughout all risk types and business activities.
Customer and client protection
–In H1-25 we delivered a number of enhancements to our products and services across business and support areas to ensure we deliver good customer outcomes. These included improving, simplifying and digitising customer journeys, and adjusting fees and charges offering fair value to our customers.
–We announced changes as part of our Branch transformation programme, which reflect how customers bank with us. Through these changes, we continued
to ensure customers receive the right support.
–We invested in customer communication channels, including our branch network, Work Cafés and community bankers, digital chat and telephone banking services.
–We actively participated in schemes to ensure the long-term future of access to cash, including supporting the set-up of shared banking hubs and wider engagement with LINK and industry partners.
–We continued to proactively contact customers who may be at risk of experiencing early signs of financial stress, to try and help them avoid longer-term financial difficulty by referring them to internal and external sources of assistance, alongside ongoing customer engagement and support plans.
–We enhanced our customer outcome monitoring and customer testing to strengthen our ability to identify and report any areas of potential harm, poor outcomes or customer experiences. We ensured that timely decisions and actions are taken.
Compliance standards
–We continued to maintain open and regular dialogue with regulators and continued to engage with policy makers to ensure the UK regulatory regime enabled us to better support our customers and deliver economic growth.
–We are committed to adhering to our regulatory requirements, including maintaining systems and controls. Where we identified instances of non-compliance, we are taking timely action to resolve this.
Data privacy and protection
We remain committed to protecting the personal data we collect and use, and respecting the data protection rights of our customers, our people and others associated with us. Our data protection policy and processes reflect current data protection laws and regulations, and all of our stakeholders who we share personal data with are required to comply with them.
People
People risk continued to be impacted by our ongoing transformation. We continued to adapt and respond to these risks, including those associated with changes to our site strategy and the move to increased office attendance. Wellbeing-related absence remained at a steady state, and attrition continued to trend downwards. We continued to evolve our Employee Value Proposition to respond to the needs of our multi-generational workforce, including the introduction of free health assessments and financial coaching for all colleagues.
Accounting position
For more on our provisions, see Note 21 to the Condensed Consolidated Interim Financial Statements. For more on our contingent liabilities, see Note 24 to the
Condensed Consolidated Interim Financial Statements.

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Condensed Consolidated Income Statement (unaudited)
For the half year to

		30 June 2025	30 June 2024
	Notes	£m	£m
Interest and similar income		5,918	6,414
Interest expense and similar charges		(3,703)	(4,309)
Net interest income		2,215	2,105
Fee and commission income		362	368
Fee and commission expense		(221)	(243)
Net fee and commission income		141	125
Other operating income		31	71
Total operating income		2,387	2,301
Operating expenses before credit impairment charges, provisions and charges	3	(1,269)	(1,294)
Credit impairment charges	4	(105)	(60)
Provisions for other liabilities and charges	4	(249)	(143)
Total credit impairment charges, provisions and charges		(354)	(203)
Profit before tax		764	804
Tax on profit	5	(196)	(207)
Profit after tax attributable to equity holders of the parent		568	597
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the half year to

		30 June 2025	30 June 2024
	Notes	£m	£m
Profit after tax attributable to equity holders of the parent		568	597
Other comprehensive income/(expense) that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
- Change in fair value		46	(29)
- Income statement transfers		(37)	39
- Taxation		(3)	(3)
		6	7
Cash flow hedges:
- Effective portion of changes in fair value		(76)	(408)
- Income statement transfers		718	64
- Taxation		(179)	96
		463	(248)
Net other comprehensive income/(expense) that may be reclassified to profit or loss subsequently		469	(241)
Other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
- Change in fair value	22	2	(159)
- Taxation		(1)	45
		1	(114)
Own credit adjustment:
- Change in fair value		4	(11)
- Taxation		(1)	3
		3	(8)
Net other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently		4	(122)
Total other comprehensive income/(expense) net of tax		473	(363)
Total comprehensive income attributable to equity holders of the parent		1,041	234
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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Condensed Consolidated Balance Sheet (unaudited)
At 30 June 2025

		30 June 2025	31 December 2024
	Notes	£m	£m
Assets
Cash and balances at central banks		37,245	33,067
Derivative financial instruments	7	910	1,264
Other financial assets at fair value through profit or loss	8	415	421
Loans and advances to banks		1,514	1,101
Loans and advances to customers	9	203,640	202,929
Reverse repurchase agreements - non-trading	11	11,405	10,338
Other financial assets at amortised cost	12	3,718	3,408
Macro hedge of interest rate risk		(207)	(738)
Financial assets at fair value through other comprehensive income		7,381	9,040
Interests in other entities		315	289
Intangible assets	14	1,520	1,539
Property, plant and equipment	15	1,528	1,584
Current tax assets		367	504
Retirement benefit assets	22	527	439
Other assets		2,342	1,879
Assets held for sale	29	20	12
Total assets		272,640	267,076
Liabilities
Deposits by banks	16	12,017	14,037
Deposits by customers	17	186,517	185,775
Repurchase agreements - non-trading	18	7,590	8,617
Derivative financial instruments	7	1,154	717
Other financial liabilities at fair value through profit or loss	19	1,061	1,055
Debt securities in issue	20	43,677	37,569
Macro hedge of interest rate risk		76	47
Other liabilities		2,028	1,882
Provisions	21	645	627
Deferred tax liabilities		442	249
Retirement benefit obligations	22	23	23
Subordinated liabilities	23	2,348	2,385
Total liabilities		257,578	252,983
Equity
Share capital		7,060	7,060
Other equity instruments	25	2,100	2,100
Other reserves		144	(325)
Retained earnings		5,758	5,258
Total equity		15,062	14,093
Total liabilities and equity		272,640	267,076
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
The Financial Statements were approved and authorised for issue by the Board on 28 August 2025 and signed on its behalf by:

Mike Regnier	Angel Santodomingo
Chief Executive Officer	Chief Financial Officer

Company Registered Number: 08700698

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Condensed Consolidated Cash Flow Statement (unaudited)
For the half year to

		30 June 2025	30 June 2024
	Notes	£m	£m
Cash flows from operating activities
Profit before tax		764	804

Adjustments for:
Non-cash items included in profit		498	320
Change in operating assets		(2,215)	2,227
Change in operating liabilities		180	(10,247)
Corporation taxes paid		(38)	(172)
Effects of exchange rate differences		(910)	151
Net cash flows from operating activities		(1,721)	(6,917)
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets		(206)	(179)
Proceeds from sale of property, plant and equipment and intangible assets		96	89
Purchase of financial assets at amortised cost and financial assets at FVOCI		(1,430)	(7,017)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI		2,832	4,875
Net cash flows from investing activities		1,292	(2,232)
Cash flows from financing activities
Issue of other equity instruments		500	400
Issue of debt securities and subordinated notes		6,862	5,131
Issuance costs of debt securities and subordinated notes		(18)	(14)
Repayment of debt securities and subordinated notes		(1,937)	(4,838)
Repurchase of other equity instruments		(500)	(500)
Dividends paid on ordinary shares	6	–	(556)
Dividends paid on other equity instruments		(72)	(72)
Principal elements of lease payments		(13)	(20)
Net cash flows from financing activities		4,822	(469)
Change in cash and cash equivalents		4,393	(9,618)
Cash and cash equivalents at beginning of the period		32,437	39,210
Effects of exchange rate changes on cash and cash equivalents		(30)	8
Cash and cash equivalents at the end of the period		36,800	29,600

Cash and cash equivalents consist of:
Cash and balances at central banks		37,245	30,022
Less: restricted balances		(1,420)	(1,330)
		35,825	28,692
Other cash equivalents: Loans and advances to banks - non-trading		975	908
Cash and cash equivalents at the end of the period		36,800	29,600
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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Condensed Consolidated Statement of Changes in Equity (unaudited)
For the half year to

			Other reserves
	Share capital	Other equity instruments	Fair value	Cash flow hedging	Currency translation	Retained earnings
							Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	7,060	2,100	(16)	(311)	2	5,258	14,093
Profit after tax attributable to equity holders of the parent	–	–	–	–	–	568	568
Other comprehensive income, net of tax:
- Fair value reserve (debt instruments)	–	–	6	–	–	–	6
- Cash flow hedges	–	–	–	463	–	–	463
- Pension remeasurement	–	–	–	–	–	1	1
- Own credit adjustment	–	–	–	–	–	3	3
Total other comprehensive income	–	–	6	463	–	4	473
Total comprehensive income	–	–	6	463	–	572	1,041
Issue of other equity instruments	–	500	–	–	–	–	500
Repurchase of other equity instruments	–	(500)	–	–	–	–	(500)
Dividends on other equity instruments	–	–	–	–	–	(72)	(72)
At 30 June 2025	7,060	2,100	(10)	152	2	5,758	15,062

At 1 January 2024	7,060	2,196	(5)	(334)	2	6,047	14,966
Profit after tax attributable to equity holders of the parent	–	–	–	–	–	597	597
Other comprehensive income/(expense), net of tax:
- Fair value reserve (debt instruments)	–	–	7	–	–	–	7
- Cash flow hedges	–	–	–	(248)	–	–	(248)
- Pension remeasurement	–	–	–	–	–	(114)	(114)
- Own credit adjustment	–	–	–	–	–	(8)	(8)
Total other comprehensive income/(expense)	–	–	7	(248)	–	(122)	(363)
Total comprehensive income/(expense)	–	–	7	(248)	–	475	234
Issue of other equity instruments	–	400	–	–	–	–	400
Repurchase of other equity instruments	–	(496)	–	–	–	(4)	(500)
Other	–	–	–	–	–	(1)	(1)
Dividends on ordinary shares	–	–	–	–	–	(556)	(556)
Dividends on other equity instruments	–	–	–	–	–	(72)	(72)
At 30 June 2024	7,060	2,100	2	(582)	2	5,889	14,471
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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1. ACCOUNTING POLICIES
The financial information in these Condensed Consolidated Interim Financial Statements is unaudited and does not constitute statutory accounts as defined in section 434 of the UK Companies Act 2006. Santander UK Group Holdings plc is a public company, limited by shares and incorporated and registered in
England and Wales having a registered office at 2 Triton Square, Regent’s Place, London, NW1 3AN. Statutory accounts for the year ended 31 December 2024 have been delivered to the Registrar of Companies.
The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim Financial
Reporting' as adopted by the UK and  IAS 34 ‘Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB), and the Disclosure
Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority (FCA). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of Santander UK Group Holdings plc
(the Company) and its subsidiaries (collectively Santander UK or the Santander UK group) for the year ended 31 December 2024 which were prepared in accordance with UK-adopted International Accounting Standards (IAS). Those consolidated financial statements were also prepared in accordance with
International Financial Reporting Standards (IFRS) as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee, as there were no applicable differences from IFRS as issued by the IASB for the periods presented.
The same accounting policies and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the
Santander UK group’s 2024 Annual Report.
Change in accounting policy
In 2024, Santander UK voluntarily changed its accounting policy to remove reverse repurchase agreements (reverse repos) from being treated as cash equivalents under IAS 7 for the purposes of the cash flow statement. This change provides reliable and more relevant information to users of the financial statements where the bank is using reverse repos as an investment instrument to manage net interest income and operational liquidity rather than as cash equivalents. The change in accounting policy has no effect on any other primary financial statements, income statement metrics, key indicators, liquidity ratios, or maturity and offsetting disclosures. This change aligns Santander UK's accounting policy on the treatment of reverse repos under IAS 7 with the policy applied by its ultimate parent, Banco Santander SA. The impact of the change on prior periods is set out below:

	Balance before change	(Decrease)/increase	Balance after change
30 June 2024	£m	£m	£m
Cash and cash equivalents at beginning of the period	44,931	(5,721)	39,210
Cash and cash equivalents at the end of the period	37,996	(8,396)	29,600
Effects of exchange rate changes on cash and cash equivalents	(15)	23	8
Net change in operating assets and liabilities:
Change in operating assets	4,888	(2,661)	2,227
Change in operating liabilities	(10,210)	(37)	(10,247)
Net cash flows from operating activities	(4,219)	(2,698)	(6,917)
The value of reverse repo transactions at 30 June 2025 no longer included as cash and cash equivalents was £10,393m.
Presentation of information
Certain disclosures have been presented in the Risk review in the Half Yearly Financial Report 2025, rather than in the Notes to the Condensed Consolidated
Interim Financial Statements. These tables are as follows:
–Credit risk: Sensitivity of ECL allowance to economic scenarios and weights
–Credit risk: Movement in total exposures and the corresponding ECL in the Santander UK group level section
–Capital risk: Regulatory capital resources
–Market risk: NII sensitivity.
Recent accounting developments
The Santander UK group has applied the following amendment for the first time for their reporting period commencing 1 January 2025:
–Effective from 1 January 2025, Santander UK has adopted the IASB's amendment to IAS 21 which helps entities determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. The amendments did not have a material impact on Santander UK’s operations or financial statements.

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Future accounting developments
The IASB issued the following new/amended accounting standards which are not yet mandatory for reporting periods commencing 1 January 2025:
–Effective 1 January 2026: ‘Amendments to the Classification and Measurement of Financial Instruments’ (Amendments to IFRS 9 ‘Financial Instruments’ and
IFRS 7 ‘Financial Instruments: Disclosures’) - the amendments set out changes to settling financial liabilities using an electronic payment system, assessing contractual cash flow characteristics of financial assets including those with environmental, social and governance (ESG)-linked features and requiring additional disclosures for certain financial instruments. The amendments were endorsed for use in the UK on 15 April 2025. The Santander UK group has chosen not to early adopt the amendments.
–Effective 1 January 2027: IFRS 18 ‘Presentation and Disclosure in Financial Statements’ – the new standard will replace IAS 1 ‘Presentation of Financial
Statements’ and introduces changes to the categories for classifying income and expenses and subtotals presented in the income statement and new or amended disclosures in respect of management-defined performance measures and specified expenses by nature. IFRS 18 has not yet been endorsed by the
IASB for use in the UK.
The Santander UK group will assess the new/amended accounting standards to determine their potential impacts on the financial statements when they become effective or if they are otherwise early adopted when available.
Going concern
In light of geopolitical and economic uncertainty, the Directors updated their going concern assessment in preparing these Condensed Consolidated Interim
Financial Statements. In making their going concern assessment, the Directors considered a wide range of information that included Santander UK's long term business and strategic plans, forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities and the reasonably possible changes in trading performance arising from potential economic, market and product developments.
After making enquiries, the Directors have a reasonable expectation that Santander UK has adequate resources to continue in operational existence for at least twelve months from the date of this report and, therefore, having reassessed the principal risks and uncertainties, the Directors consider it appropriate for the
Condensed Consolidated Interim Financial Statements to be prepared on a going concern basis.
Critical judgements and accounting estimates
The preparation of Santander UK's Condensed Consolidated Financial Statements in accordance with IAS 34 requires management to make judgements and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Management has considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.
The significant judgements, apart from those involving estimation, made by management in applying Santander UK's accounting policies in these Condensed
Consolidated Interim Financial Statements (key judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key estimates), which together are considered critical to Santander UK's results and financial position, are as follows:
a) Credit impairment allowance
The application of the ECL impairment methodology for calculating credit impairment allowances is highly susceptible to change from period to period. The methodology requires management to make judgemental assumptions in determining the estimates. Any significant difference between the estimated amounts and actual amounts could have a material impact on the future financial results and financial condition.

Key judgements	–Establishing the criteria for a significant increase in credit risk (SICR) and, for corporate borrowers, internal credit risk rating
–Determining the need for any judgemental adjustments
Key estimates	–Forward-looking multiple economic scenario assumptions
–Probability weights assigned to multiple economic scenarios
–Expected future cash flows for individually assessed Stage 3 corporate exposures
–Collateral valuations of individually assessed Stage 3 corporate exposures
There are no significant changes in these key judgements and estimates to the 'Critical judgements and accounting estimates applied in calculating ECL' in the
‘Credit risk – credit risk management’ section of the Risk review in the 2024 Annual Report.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – credit risk management’ section of the Risk review.

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b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Determining the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events
Included in Litigation and other regulatory provisions in Note 21 are amounts in respect of management’s best estimates of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, the historical use of discretionary commission arrangements by Santander
Consumer (UK) plc, a legacy tax issue from 2018 and Plevin related litigation. This Note also includes property and redundancy provisions relating to the transformation of our branch network. Note 24 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows. It includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and
Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions. It also includes disclosure relating to the historical use of discretionary commission arrangements by Santander Consumer (UK) plc.
These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters. As a result, it is often not possible to make reliable estimates of the likelihood and amount of any potential outflows, or to calculate any resulting sensitivities. For more on each of these key judgements and estimates, see Notes 21 and 24.
c) Retirement benefit plans

Key judgements	–Setting the criteria for constructing the corporate bond yield curve used to determine the discount rate
–Determining the methodology for setting the inflation assumption
Key estimates	–Discount rate applied to future cash flows
–Rate of price inflation
–Expected lifetime of the schemes' members
–Valuation of pension fund assets whose values are not based on market observable data
For more on each of these key judgements and estimates, see Note 22.
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures, see ‘Actuarial assumption sensitivities’ in Note 22.
The Scheme is invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to confirm that the values obtained in respect of these assets represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.
d) Goodwill

Key judgement:	–Determining the basis of goodwill impairment testing methodology, including the need for planning assumptions and internal capital allocations
Key estimates:	–Forecast cash flows for cash generating units
–Discount rates which factor in risk-free rates and applicable risk premiums
All of these variables are subject to fluctuations in external market rates and economic conditions beyond management’s control
For more on each of these key judgements and estimates, see Note 14.
Sensitivity of goodwill
There have been no significant changes to the sensitivities set out in the ‘Sensitivities of key assumptions in calculating value in use (VIU)’ section in Note 19 to the Consolidated Financial Statements in the 2024 Annual Report.

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2. SEGMENTS
Santander UK’s principal activity is financial services, mainly in the UK. The business is managed and reported on the basis of four segments, which are strategic business units that offer different products and services, have different customers and require different technology and marketing strategies. Geographical information is not provided, as substantially all of Santander UK’s activities are in the UK.
Results by segment
For the half year to

	Retail & Business Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
30 June 2025	£m	£m	£m	£m	£m
Net interest income	1,763	61	351	40	2,215
Non-interest income/(expense)	75	97	55	(55)	172
Total operating income/(expense)	1,838	158	406	(15)	2,387
Operating expenses before credit impairment charges, provisions and charges	(983)	(81)	(193)	(12)	(1,269)
Credit impairment charges	(78)	(10)	(17)	–	(105)
Provisions for other liabilities and charges	(211)	(12)	(50)	24	(249)
Total credit impairment charges, provisions and charges	(289)	(22)	(67)	24	(354)
Profit/(loss) before tax	566	55	146	(3)	764

Revenue/(expense) from external customers	2,120	387	325	(445)	2,387
Inter-segment (expense)/revenue	(282)	(229)	81	430	–
Total operating income/(expense)	1,838	158	406	(15)	2,387

Revenue/(expense) from external customers includes the following fee and commission income:[1]
–Current account and debit card fees	257	–	24	–	281
–Insurance, protection and investments	23	11	–	–	34
–Credit cards	1	–	–	–	1
–Non-banking and other fees[2]	1	–	42	3	46
Total fee and commission income	282	11	66	3	362
Fee and commission expense	(205)	–	(3)	(13)	(221)
Net fee and commission income/(expense)	77	11	63	(10)	141

Customer loans	173,628	4,787	18,319	1,383	198,117
Customer deposits	151,112	–	22,663	10,381	184,156

30 June 2024	£m	£m	£m	£m	£m
Net interest income/(expense)	1,689	74	383	(41)	2,105
Non-interest income/(expense)	60	83	67	(14)	196
Total operating income/(expense)	1,749	157	450	(55)	2,301
Operating expenses before credit impairment charges, provisions and charges	(1,001)	(77)	(205)	(11)	(1,294)
Credit impairment charges	(49)	(8)	(3)	–	(60)
Provisions for other liabilities and charges	(98)	(15)	(18)	(12)	(143)
Total credit impairment charges, provisions and charges	(147)	(23)	(21)	(12)	(203)
Profit/(loss) before tax	601	57	224	(78)	804

Revenue from external customers	1,724	360	264	(47)	2,301
Inter-segment revenue/(expense)	25	(203)	186	(8)	–
Total operating income/(expense)	1,749	157	450	(55)	2,301

Revenue from external customers includes the following fee and commission income:[1]
–Current account and debit card fees	212	–	26	–	238
–Insurance, protection and investments	25	–	–	–	25
–Credit cards	45	–	–	–	45
–Non-banking and other fees[2]	2	14	37	7	60
Total fee and commission income	284	14	63	7	368
Fee and commission expense	(223)	(4)	(6)	(10)	(243)
Net fee and commission income/(expense)	61	10	57	(3)	125
31 December 2024
Customer loans	173,739	4,759	18,029	1,331	197,858
Customer deposits	151,815	–	22,137	9,457	183,409
1 The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
2 Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.

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The table below shows the relationship between Customer assets and Loans and advances to customers as presented in the Condensed Consolidated Balance
Sheet. Customer assets exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account and cash collateral. It also shows the relationship between customer liabilities (see above) and Deposits by customers as presented in the Condensed Consolidated Balance Sheet.

	Net carrying amount
	Assets		Liabilities
	30 June 2025	31 December 2024	30 June 2025	31 December 2024
	£m	£m	£m	£m
Customer balances (gross)	198,117	197,858	184,156	183,409
Loan loss allowance	(802)	(785)	–	–
Customer balances (net)	197,315	197,073	184,156	183,409
Intercompany balances (including joint ventures)	5,341	4,813	1,684	1,715
Accrued interest	669	724	916	878
Other items	315	319	(239)	(227)
Loans and advances to customers / Deposits by customers	203,640	202,929	186,517	185,775
3. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT CHARGES,
PROVISIONS AND CHARGES
For the half year to

	30 June 2025	30 June 2024
	£m	£m
Staff costs	611	652
Other administration expenses	482	490
Depreciation, amortisation and impairment	176	152
	1,269	1,294
4. CREDIT IMPAIRMENT CHARGES AND PROVISIONS
For the half year to

	30 June 2025	30 June 2024
	£m	£m
Credit impairment charges:
Loans and advances to customers	102	33
Recoveries of loans and advances, net of collection costs	10	7
Off-balance sheet credit exposures (See Note 21)	(7)	20
	105	60
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 21)	248	142
Charge for residual value and voluntary termination	1	1
	249	143
	354	203
In H1-25 and H1-24 there were no material credit impairment charges on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI.

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5. TAXATION
The Santander UK group’s effective tax rate for H1-25 was 25.7% (H1-24: 25.7%). Tax on profit differs from that calculated at the statutory rate as follows:
For the half year to

	30 June 2025	30 June 2024
	£m	£m
Profit before tax	764	804
Tax calculated at the statutory rate of 25% (H1-24: 25%)	191	201
Bank surcharge on profits	21	22
Non-deductible preference dividends paid	4	4
Non-deductible UK Bank Levy	6	6
Other non-deductible costs and non-taxable income	4	(3)
Tax relief on dividends in respect of other equity instruments	(20)	(19)
Adjustment to prior year provisions	(10)	(4)
Tax on profit	196	207
Interim period corporation tax is accrued based on the estimated average annual effective corporation tax for the year.
6. DIVIDENDS ON ORDINARY SHARES
There were no dividends paid on the Company’s ordinary shares in issue (H1-24: £556m) as, in anticipation of the proposed acquisition of TSB by Santander UK
(subject to regulatory approvals and other consents), the Board passed a resolution in August 2025 to cancel the interim dividends that had been declared at 30
June 2025.
7. DERIVATIVE FINANCIAL INSTRUMENTS
The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

	30 June 2025			31 December 2024
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	13,245	110	242	14,570	250	158
Interest rate contracts	29,013	168	372	29,745	300	499
Inflation rate contracts	141	16	32	–	–	–
Equity and credit contracts	626	115	22	701	133	23
Total derivatives held for trading	43,025	409	668	45,016	683	680
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	3,027	54	11	1,712	42	8
Interest rate contracts	169,396	730	600	146,385	1,056	477
	172,423	784	611	148,097	1,098	485
Designated as cash flow hedges:
Exchange rate contracts	21,320	414	685	21,535	698	266
Interest rate contracts	48,237	421	480	55,811	334	929
Inflation rate contracts	1,850	100	–	1,794	70	–
Equity derivative contracts	59	72	–	62	24	–
	71,466	1,007	1,165	79,202	1,126	1,195
Total derivatives held for hedging	243,889	1,791	1,776	227,299	2,224	1,680
Derivative netting[1]	–	(1,290)	(1,290)	–	(1,643)	(1,643)
Total derivatives	286,914	910	1,154	272,315	1,264	717
1 Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was
£1,116m (2024: £489m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £24m (2024: £32m).
At 30 June 2025, the fair value of derivative assets included amounts due from Banco Santander group entities of £531m (2024: £598m) and the fair value of derivative liabilities included amounts due to Banco Santander group entities of £611m (2024: £258m).

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8. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2025	31 December 2024
	£m	£m
Loans and advances to customers	321	322
Debt securities	56	56
Other debt instruments	28	36
Equity securities	10	7
	415	421
9. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2025	31 December 2024
	£m	£m
Loans and advances to customers	204,466	203,737
Credit impairment loss allowances on loans and advances to customers	(802)	(785)
Residual value and voluntary termination provisions on finance leases	(24)	(23)
Net loans and advances to customers	203,640	202,929
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level - Credit risk review section of the Risk review.
10. SECURITISATIONS AND COVERED BONDS
The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes structured entities relating to credit protection transactions.
The gross assets securitised, or for the covered bond programme assigned, at 30 June 2025 and 31 December 2024 were:

	30 June 2025	31 December 2024
	£m	£m
Mortgage-backed master trust structures:
–Holmes	6,051	5,109
–Fosse	2,128	2,383
	8,179	7,492
Other asset-backed securitisation structures:
–Repton	761	718
Total securitisation programmes	8,940	8,210
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	27,945	25,695
Total securitisation and covered bond programmes	36,885	33,905
The following table sets out the internal and external issuances and redemptions in H1-25 and H1-24 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	H1-25	H1-24	H1-25	H1-24	H1-25	H1-24	H1-25	H1-24
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed master trust structures:
–Holmes	86	106	750	750	–	–	–	–
–Fosse	–	760	–	–	–	–	–	–
Covered bond programme:
–Euro 35bn Global Covered Bond Programme	–	–	2,687	4,099	–	41	894	1,962
	86	866	3,437	4,849	–	41	894	1,962
In January 2025, £200m of the Fosse retained notes were sold to an external counterparty.

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11. REVERSE REPURCHASE AGREEMENTS – NON-TRADING

	30 June 2025	31 December 2024
	£m	£m
Agreements with banks	1,622	1,363
Agreements with customers	9,783	8,975
	11,405	10,338
12. OTHER FINANCIAL ASSETS AT AMORTISED COST

	30 June 2025	31 December 2024
	£m	£m
Debt securities	3,718	3,408
	3,718	3,408
A significant portion of the debt securities are held in our eligible liquidity pool and consist mainly of government bonds and covered bonds.
13. INTERESTS IN OTHER ENTITIES
There have been no significant changes to the Santander UK group's interests in subsidiaries, joint ventures and unconsolidated structured entities, as set out in
Note 18 to the Consolidated Financial Statements in the 2024 Annual Report.
14. INTANGIBLE ASSETS
At 30 June 2025, intangible assets comprised goodwill of £1,199m (2024: £1,199m) and computer software of £321m (2024: £340m).
At 30 June 2025, a review was performed to identify any potential impairment indicators for goodwill. No indicators of impairment were identified and so a full impairment test was not performed for the H1-25.
There have been no significant changes to the sensitivity of value in use (VIU) to changes in assumptions, including changes required to achieve nil headroom, as set out in Note 19 to the Consolidated Financial Statements in the 2024 Annual Report.
15. PROPERTY, PLANT AND EQUIPMENT

	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total[1]
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2025	947	904	20	716	275	2,862
Additions	2	20	2	123	12	159
Reclassification to assets held for sale	(15)	–	–	–	–	(15)
Disposals	(12)	(25)	–	(135)	(13)	(185)
At 30 June 2025	922	899	22	704	274	2,821
Accumulated depreciation:
At 1 January 2025	238	694	10	142	194	1,278
Charge for the period	10	28	1	42	9	90
Impairment during the period	14	4	–	–	3	21
Reclassification to assets held for sale	(7)	–	–	–	–	(7)
Disposals	(9)	(25)	–	(52)	(3)	(89)
At 30 June 2025	246	701	11	132	203	1,293
Carrying amount	676	198	11	572	71	1,528
1 Property, plant and equipment includes investment properties of £16m (2024: £16m).
See Note 21 for further details on the property provision made as part of transforming our branch network.

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16. DEPOSITS BY BANKS

	30 June 2025	31 December 2024
	£m	£m
Items in the course of transmission	507	523
Deposits held as collateral	1,342	723
Other deposits[1]	10,168	12,791
	12,017	14,037
1 Includes balance drawn from the TFSME of £8.6bn (2024: £11.0bn).
17. DEPOSITS BY CUSTOMERS

	30 June 2025	31 December 2024
	£m	£m
Demand and time deposits[1]	184,833	184,060
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,684	1,715
	186,517	185,775
1 Includes capital amount guaranteed / protected equity index-linked deposits of £127m (2024: £173m).
18. REPURCHASE AGREEMENTS – NON-TRADING

	30 June 2025	31 December 2024
	£m	£m
Agreements with banks	2,114	2,336
Agreements with customers	5,476	6,281
	7,590	8,617
19. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2025	31 December 2024
	£m	£m
Structured Notes Programmes	331	355
Structured deposits	639	605
Zero Amortising Guaranteed Notes	91	95
	1,061	1,055
20. DEBT SECURITIES IN ISSUE

	30 June 2025	31 December 2024
	£m	£m
Medium-term notes	13,034	11,518
Euro €35bn Global Covered Bond Programme	19,164	17,211
US $20bn Commercial Paper Programmes	4,382	3,274
Certificates of deposit	1,611	1,196
Credit linked notes	602	441
Securitisation programmes	4,884	3,929
	43,677	37,569

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21. PROVISIONS

	Customer remediation	Litigation and other regulatory	Regulatory levies and fees	Bank Levy	Property	ECL on undrawn facilities and guarantees	Restructuring	Other	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	348	126	2	6	28	85	18	14	627
Additional provisions (See Note 4)	9	9	94	–	17	5	68	99	301
Provisions released (See Note 4)	–	(43)	–	–	(1)	(12)	–	(3)	(59)
Utilisation and other	(51)	(26)	(27)	(39)	(2)	–	(32)	(86)	(263)
Reclassification from provisions to other assets	–	–	–	39	–	–	–	–	39
At 30 June 2025	306	66	69	6	42	78	54	24	645
Customer remediation
Historical motor finance commission payments
On 1 August 2025, the Supreme Court handed down its judgment that motor dealers acting as credit brokers do not owe fiduciary or disinterested duties to their customers and, as a consequence, commission payments by lenders to motor dealers would not be unlawful on that basis. In addition, the Supreme Court held that an unfair relationship under s.140A of the Consumer Credit Act 1974 had arisen in the Johnson case on its facts and awarded the amount of the commission paid by the lender plus interest at a commercial rate as the remedy. It also confirmed that the test for unfairness was highly fact sensitive and it outlined a series of non-exhaustive factors to consider in assessing unfair relationships in this context (indicating that no or partial disclosure was not necessarily enough on its own to constitute an unfair relationship).
Following the Supreme Court judgment, the FCA announced on 3 August 2025 that it intends to undertake a consultation starting in early October 2025 and lasting six weeks on an industry wide redress scheme. The consultation is expected to cover elements of the scope and design of the scheme that could affect the ultimate financial impact to the Santander UK group.
There continue to be uncertainties related to the outcome of the FCA consultation and there may be further legal proceedings or actions that influence that final outcome. Santander UK has updated the key assumptions related to the current provision in light of the Supreme Court decision and the FCA announcement and has concluded that the existing provision balance of £287m at 30 June 2025 remains appropriate. These key assumptions include various estimates for thresholds that may indicate a customer harm, the perimeter of commission models that could be in scope for redress, alternative redress approaches including both opt-in and opt-out approaches which directly impact the expected claim rate, the redress amount, compensatory interest and operating costs. The provision remains sensitive to the redress approach the FCA may require lenders and/or dealers to make. The provision will continue to be reviewed for any further information that becomes available, with an update provided as and when necessary.
Payment Protection Insurance claim
AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities, known as Financial Insurance Company Ltd (FICL) and Financial
Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) brought a claim against (i) Santander Cards UK Limited (formerly known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander
Insurance Services UK Limited (a Banco Santander SA subsidiary) (SISUK, and together with GECB, the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL. Trial for this claim was held over five weeks beginning on 11 March 2025.
On 25 July 2025, the Commercial Court of England and Wales handed down its judgment in relation to the claim brought by AXA France (the Judgment). It found against SISUK in relation to AXA France’s claim pursuant to an indemnity in an agency agreement entered into between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010. It also found GECB negligent in the sale of PPI policies, but this element of the claim was time barred to PPI policies sold in the period between 2002 and 2005 and overlaps with the indemnity claim. The Judgment required SISUK to pay £515m plus interest of £162m on 15 August
2025. SISUK, funded by Banco Santander SA, has paid the Judgment debt in full.
The Santander Entities disagree with the outcome and have sought permission to appeal from the Court of Appeal. Santander UK has retained a provision which represents its best estimate of the residual costs of GECB, which are not material.
There was no material impact of the Judgment on the H1-25 consolidated financial results of Santander UK and Santander UK plc and no material impact on the
Santander UK and Santander UK plc consolidated CET1 ratios at 30 June 2025.
No customers have suffered loss as a consequence of the claim brought by AXA France or the Judgment, nor does it impact upon past redress paid to customers for PPI complaints.
Regulatory levies and fees
Regulatory levies and fees are payable to regulatory bodies such as the FCA, PRA and Bank of England in the ordinary course of business. In H1-25 there were charges of £94m (H1-24: £42m) including £48m (H1-24: £nil) relating to FCA fees.
Other
In H1-25, other provisions included charges for operational risk provisions of £71m (H1-24: £71m), including fraud losses of £54m (H1-24: £54m).
Transforming our Branch Network
In H1-25 we announced changes to our branch network to enable the bank to better serve the changing needs of its customers.Starting in June 2025, the changes involve the closure of 95 branches, with new Community Bankers providing local communities with ongoing face-to-face support in these locations. Our refreshed network will consist of 349 branches, including 290 full-service branches, 36 reduced-hours branches, 18 counter-free branches and 5 Work Cafés. As part of these changes, approximately 750 of our colleagues have been placed at risk of redundancy, with support provided to those impacted, including assistance in finding redeployment roles within the bank, access to specialist outplacement support, and dedicated wellbeing support. As a result, we have taken
£63m in charges in H1-25, including £25m in redundancy provisions and £17m in property provisions which are included in the table shown above. The remaining £21m relates to the impairment of property, see Note 15.

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22. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	30 June 2025	31 December 2024
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	527	439
Unfunded pension and post-retirement medical benefits	(23)	(23)
Total net assets	504	416
a) Defined contribution pension plans
An expense of £40m (H1-24: £40m) was recognised for defined contribution plans in the period and is included in staff costs within operating expenses.
b) Defined benefit pension schemes
The total amount charged to the income statement was £4m (H1-24: charge of £6m).
The amounts recognised in other comprehensive income were as follows:
For the half year to

	30 June 2025	30 June 2024
	£m	£m
Loss on plan assets (excluding amounts included in net interest expense)	258	634
Actuarial (gains) arising from changes in demographic assumptions	(52)	(88)
Actuarial losses arising from experience adjustments	69	64
Actuarial (gains) arising from changes in financial assumptions	(277)	(451)
Pension remeasurement	(2)	159
The net assets recognised in the balance sheet were as follows:

	30 June 2025	31 December 2024
	£m	£m
Present value of defined benefit obligations	(7,131)	(7,380)
Fair value of scheme assets	7,635	7,796
Net defined benefit assets	504	416
Actuarial assumptions
The principal actuarial assumptions used for the Scheme were:

	30 June 2025	31 December 2024
	%	%
To determine benefit obligations[1]:
– Discount rate for scheme liabilities	5.7	5.5
– General price inflation	2.9	3.1
– General salary increase	1.0	1.0
– Expected rate of pension increase	2.8	3.0

	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	27.0	26.9
– Females	29.9	29.8
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	28.6	28.5
– Females	31.4	31.3
1 The discount rate and inflation-related assumptions set out in the table above reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.
The majority of the liability movement in H1-25 was due to the increase in discount rate and decrease in inflation rate reflecting changes in the market.
Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		(Decrease)/increase
		30 June 2025	31 December 2024
Assumption	Change in pension obligation at period end from	£m	£m
Discount rate	50bps increase	(390)	(413)
General price inflation	50bps increase	305	316
Mortality	Each additional year of longevity assumed	175	190

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23. SUBORDINATED LIABILITIES

	30 June 2025	31 December 2024
	£m	£m
£325m Sterling preference shares	343	343
Undated subordinated liabilities	205	205
Dated subordinated liabilities	1,800	1,837
	2,348	2,385
In both H1-25 and H1-24, no debt securities and subordinated liabilities were repurchased as part of ongoing liability management exercises.
24. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2025	31 December 2024
	£m	£m
Guarantees given to third parties	726	493
Formal standby facilities, credit lines and other commitments	38,140	35,178
	38,866	35,671
Other legal, regulatory or tax matters
Santander UK engages in discussion, and co-operates with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties. In addition,
Santander UK is subject to audits, reviews, challenges and tax, regulatory or law enforcement investigations or proceedings by relevant regulators or government agencies in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.
In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made. In addition, where it is not currently practicable to estimate the possible financial effect of these matters, no provision is made.
Historical motor finance commission payments
As set out in Note 21, Santander UK has recognised a provision for historical motor finance commission payments. There continue to be uncertainties related to the outcome of the FCA consultation including the approach to identifying customer harm, the perimeter of commission models that could be in scope for redress and the redress approach which impact the expected claim rate. There may also be further legal proceedings or actions that influence that final outcome. As such, the ultimate financial impact could be materially higher or lower than the amount provided and it is not practicable to quantify the extent of any remaining contingent liability.
German dividend tax arbitrage transactions
In June 2018 the Cologne Criminal Prosecution Office and the German Federal Tax Office commenced an investigation in relation to the historical involvement of
Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions (known as cum/ex transactions). These transactions allegedly exploited a loophole of a specific German settlement mechanism through short-selling and complex derivative structuring which resulted in the German government either refunding withholding tax where such tax had not been paid or refunding it more than once. The German authorities are investigating numerous institutions and individuals in connection with alleged transactions and practices which may be found to be illegal under German law.
During H1-25 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact. These uncertainties mean it is not currently practicable to make a reliable assessment of the size of any related potential liability.
Other
In 2016, Visa Europe Ltd was sold to Visa Inc. As a member and shareholder of Visa Europe Ltd, Santander UK plc received upfront consideration made up of cash and convertible preferred stock. Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against
Visa involving UK & Ireland multilateral interchange fees (UK&I MIFs). Following ring-fencing, all Visa stock is now held by Santander Equity Investments Limited
(SEIL), outside the ring-fenced bank. In valuing the preferred stock, SEIL makes adjustments for illiquidity and the potential for changes in conversion rate due to litigation costs.
In addition, Santander UK plc and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued on closing has been reduced to nil. Santander UK plc's liability under this indemnity is capped at €40m.
At this stage, our assessment is that the litigation will not give rise to more than €1bn of losses relating to UK&I MIFs, which would mean that the indemnity would not be called upon. However, the potential impact of the litigation is still not certain, and therefore it is still possible that the indemnity could be called upon.
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, entities within the Santander UK group have given warranties and/or indemnities to the purchasers.

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25. OTHER EQUITY INSTRUMENTS

	Interest rate		30 June 2025	31 December 2024
	%	Next call date	£m	£m
AT1 securities:
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	–	500
- £450m Fixed Rate Reset Perpetual AT1 Capital Securities	4.25	March 2026	450	450
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	6.50	June 2027	750	750
- £400m Fixed Rate Reset Perpetual AT1 Capital Securities	8.75	Sept 2029	400	400
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	7.63	Sept 2030	500	–
			2,100	2,100
26. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL
ACCEPTED AS SECURITY FOR ASSETS
Securitisations and covered bonds
As described in Note 14, to the Consolidated Financial Statements in the 2024 Annual Report, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds through or involving structured entities. At 30 June 2025, there were £36,885m (2024: £33,905m) of gross assets in these secured programmes and £757m (2024: £1,184m) of these related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 30 June 2025, £2,889m (2024: £3,003m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £1,500m at 30 June 2025 (2024: £1,500m), or for use as
collateral for liquidity purposes in the future.
27. RELATED PARTY DISCLOSURES
There have been no material changes to the nature of related party transactions as set out in Note 37 to the Consolidated Financial Statements in the 2024
Annual Report. The financial position and performance of the Santander UK group were not materially affected in H1-25 by any related party transactions, or changes to related party transactions, other than as disclosed herein.

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28. FINANCIAL INSTRUMENTS
a) Measurement basis of financial assets and liabilities
Disclosures relating to fair value measurement and hierarchy, valuation techniques and the control framework and related aspects pertaining to financial instruments at fair value are included in the 2024 Annual Report. Valuation techniques, sensitivity methodologies and inputs at 30 June 2025 are consistent with those described in Note 38 to the Consolidated Financial Statements in the 2024 Annual Report.
b) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 30 June 2025 and 31 December 2024. Cash and balances at central banks, which consist of demand deposits with the Bank of England, together with cash in tills and ATMs, have been excluded from the table as the carrying amount is deemed an appropriate approximation of fair value.

	30 June 2025		31 December 2024
	Fair	Carrying	Fair	Carrying
	value	value	value	value
	£m	£m	£m	£m
Assets
Loans and advances to customers	203,494	203,640	201,864	202,929
Loans and advances to banks	1,514	1,514	1,101	1,101
Reverse repurchase agreements - non-trading	11,413	11,405	10,342	10,338
Other financial assets at amortised cost	3,491	3,718	3,190	3,408
	219,912	220,277	216,497	217,776
Liabilities
Deposits by customers	187,127	186,517	185,247	185,775
Deposits by banks	12,019	12,017	14,017	14,037
Repurchase agreements - non-trading	7,598	7,590	8,622	8,617
Debt securities in issue	44,039	43,677	37,712	37,569
Subordinated liabilities	2,722	2,348	2,701	2,385
	253,505	252,149	248,299	248,383
c) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 30 June 2025 and 31 December 2024, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

		30 June 2025				31 December 2024
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	–	578	–	578	–	990	–	990	A
	Interest rate contracts	–	1,319	–	1,319	–	1,690	–	1,690	A & C
	Inflation rate contracts	–	116	–	116	–	70	–	70	A
	Equity and credit contracts	–	153	34	187	–	122	35	157	B & D
	Netting	–	(1,290)	–	(1,290)	–	(1,643)	–	(1,643)
		–	876	34	910	–	1,229	35	1,264
Other financial assets at FVTPL	Loans and advances to customers	–	281	40	321	–	278	44	322	A
	Debt securities	56	–	28	84	–	56	36	92	A, B & D
	Equity securities	–	–	10	10	–	–	7	7	B
		56	281	78	415	–	334	87	421
Financial assets at FVOCI	Debt securities	7,162	219	–	7,381	8,805	201	34	9,040	D
		7,162	219	–	7,381	8,805	201	34	9,040
Total assets at fair value		7,218	1,376	112	8,706	8,805	1,764	156	10,725

Liabilities
Derivative financial instruments	Exchange rate contracts	–	938	–	938	–	432	–	432	A
	Interest rate contracts	–	1,452	–	1,452	–	1,905	–	1,905	A & C
	Inflation rate contracts	–	32	–	32	–	–	–	–	A
	Equity and credit contracts	–	8	14	22	–	9	14	23	B & D
	Netting	–	(1,290)	–	(1,290)	–	(1,643)	–	(1,643)
		–	1,140	14	1,154	–	703	14	717
Other financial liabilities at FVTPL	Debt securities in issue	–	331	–	331	–	355	–	355	A
	Structured deposits	–	639	–	639	–	605	–	605	A
	Zero Amortising Guaranteed Notes	–	91	–	91	–	95	–	95	D
		–	1,061	–	1,061	–	1,055	–	1,055
Total liabilities at fair value		–	2,201	14	2,215	–	1,758	14	1,772
Transfers between levels of the fair value hierarchy
In H1-25 there were no significant (H1-24: no significant) transfers of financial instruments between levels 1 and 2 of the fair value hierarchy.

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d) Fair value adjustments
The internal models incorporate assumptions that Santander UK believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when Santander UK considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.
Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied.
The fair value adjustments are set out in the following table:

	30 June 2025	31 December 2024
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	9	6
- Uncertainty	19	25
- Credit risk adjustment	1	1
- Funding fair value adjustment	1	–
	30	32
Risk-related adjustments
Risk-related adjustments are driven, in part, by the magnitude of Santander UK’s market or credit risk exposure, and by external market factors, such as the size of market spreads. There have been no significant changes to the risk-related adjustments as set out in Note 38(f) to the Consolidated Financial Statements in
the 2024 Annual Report.
e) Internal models based on information other than market data (Level 3)
Valuation techniques
There have been no significant changes to the valuation techniques as set out in Note 38(g) to the Consolidated Financial Statements in the 2024 Annual Report.
Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in H1-25:

	Assets				Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Total	Derivatives	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2025	35	87	34	156	(14)	(14)
Total gains/(losses) recognised:
Fair value movements[1]	1	(2)	–	(1)	–	–
Purchases	–	8	–	8	–	–
Transfers out	–	–	(32)	(32)	–	–
Settlements	(2)	(15)	(2)	(19)	–	–
At 30 June 2025	34	78	–	112	(14)	(14)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period[1]	1	(2)	–	(1)	–	–
1 Fair value movements relating to derivatives and other financial assets at FVTPL are recognised in other operating income in the income statement.

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29. ASSETS HELD FOR SALE
Assets held for sale
Sale of property
The sale of the whole of Santander House, Milton Keynes is expected to complete in 2025. As such, the Santander UK group classified Santander House, which is included in the Corporate Centre segment and carried at the sales price, as held for sale.
At 30 June 2025 and 31 December 2024, assets held for sale comprised:

	30 June 2025	31 December 2024
	£m	£m
Assets
Property, plant and equipment	20	12
Net assets held for sale	20	12
30. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 30 June 2025 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements, except:
Historical motor finance commission payments
Following the Supreme Court judgment on 1 August and the subsequent FCA statement on 3 August 2025, the Santander UK group has updated the key assumptions of the provision estimate and has concluded that the existing provision balance of £287m at 30 June 2025 remains appropriate.
Dividends
In anticipation of the proposed acquisition of TSB by Santander UK (subject to regulatory approvals and other consents), the Board passed a resolution in August
2025 to cancel the interim dividends that had been declared at 30 June 2025.

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Forward-looking statements
The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.
By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors, could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. For more, see ‘Forward-looking statements’ in the Shareholder information section of the 2024 Annual Report.
Please also refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2024) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-
looking statements and should carefully consider the non-exhaustive list of important factors in the 2024 Annual Report, and how it could affect our operations and financial position. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Calculations
A description of the Santander UK group’s calculations is set out below.

Measure	Description and calculation
Banking NIM	Annualised net interest income divided by average customer loans for the period (H1-25: £197,785m; Q2-25: £197,922m; H1-24: £203,826m).
Cost of risk	Sum of credit impairment (charges) or write-backs for the last 12-month period as a percentage of average customer loans for the last 12 months (H1-25: £199,012m; 2024: £201,968m).
Cost-to-income ratio	Total operating expenses before credit impairment (charges) or write-backs, provisions and charges as a percentage of the total of net interest income and non-interest income.
RoTE	Profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less average AT1 securities and average goodwill and other intangible assets.
Non-interest income	Net fee and commission income plus other operating income.
Stage 1 ratio	The sum of Stage 1 drawn assets divided by the sum of total drawn assets.
Stage 2 ratio	The sum of Stage 2 drawn assets divided by the sum of total drawn assets.
Stage 3 ratio	The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and stage 3 undrawn assets.
Wholesale funding	Deposits by customers reported in Corporate Centre, debt securities in issue, subordinated debt, AT1 issuance and Central Bank facilities, TFSME and indexed-long term repos used for funding.

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Movement in Banking NIM

%
H1-24 Banking NIM	2.08
Loan margins	(0.08)
Structural deposit margins	0.26
Fixed and variable deposit margins	0.02
Funding, liquidity & other	(0.02)
H1-25 Banking NIM	2.26

Q1-25 Banking NIM	2.30
Loan margins	(0.07)
Structural deposit margins	0.09
Fixed and variable deposit margins	(0.04)
Funding, liquidity & other	(0.06)
Q2-25 Banking NIM	2.22
–Loan margins: Customer rate less relevant risk-free rate.
–Structural deposit margins: Customer rate less gross structural hedge yield.
–Fixed and variable deposit margins: Customer rate less applicable swap rate or Bank Rate for fixed rate and variable rate deposits respectively.
–Funding, liquidity & other: Mainly wholesale funding coupon less Bank Rate or SONIA, and income from the eligible liquidity pool.
RoTE calculation
Calculated as annualised adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments, and average goodwill and other intangible assets.

	H1-25	2024
	£m	£m
Annualised profit after tax	1,145	950
Phasing Adjustment	115	—
Profit due to equity holders of the parent (A)	1,260	950

	H1-25	2024
	£m	£m
Average shareholders' equity	14,578	14,530
Less average AT1 securities	(2,100)	(2,148)
Average ordinary shareholders' equity	12,478	12,382
Average goodwill and other intangible assets	(1,530)	(1,544)
Average tangible equity (B)	10,948	10,838

RoTE (A/B)	11.5%	8.8%
Phasing adjustment mainly relates to charges relating to the changes to our branch network and the Bank of England Levy.

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Other
Banco Santander’s acquisition of TSB from Sabadell
On 1 July 2025, Banco Santander announced that it reached an agreement to acquire 100% of TSB from Sabadell, with a valuation of £2.65bn in an all-cash transaction. Completion of the transaction is expected to occur in the first quarter of 2026. The transaction was approved by Sabadell shareholders on 6 August
2025 but remains subject to regulatory approvals and other consents.
TSB is a well-established UK retail bank with a nationwide network of 175 branches and outlets, and a growing digital presence. It serves approximately 5 million customers, primarily in the personal and small business segments, with £34bn in mortgages (2% market share in the UK) and £35bn in deposits.
The acquisition further strengthens Banco Santander’s position in one of its core markets, expanding its customer base and lending capacity across the UK.
Banco Santander intends to integrate TSB in the Santander UK group. Santander UK would become the third largest bank in the country by personal current account balances and number four in mortgages1. The integration would be subject to regulatory and other approvals.
When combined, the two banks would serve nearly 28 million retail and business customers nationwide, giving TSB customers access to Banco Santander’s international network and allowing them to benefit from Banco Santander’s leading technology platforms.
Proven integration capability
Banco Santander is one of the largest international investors in the UK financial services industry, having successfully acquired and integrated Abbey National plc in 2004 and both Alliance & Leicester plc and the Bradford & Bingley savings business in 2008. It has a proven track record in successful banking platform migrations.
By integrating technology across Santander UK and TSB, Banco Santander expects to unlock substantial operational efficiencies and support long-term profitability through a simplified, scalable digital banking model. We are fully committed to ensuring a seamless integration, by leveraging our market leading technology and significant experience. Maintaining the highest levels of service for customers across both banks will be a key priority and we will support all colleagues through the transition, as we invest in building a stronger bank for the future.
Glossary
There have been no significant changes from the glossary in the 2024 Annual Report, except:
Retail NPS
Our customer experience research was subject to independent third party review. We measured the main banking NPS of 17,212 consumers on a six month basis using a 11-point scale (% Top 2 – % Bottom 7). The reported data is based on the six months ended 30 June 2025, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest Group (NatWest & RBS) and TSB.
Jun-25: NPS ranked 4th for Retail, we note a margin of error which impacts those from 3rd to 6th and makes their rank statistically equivalent.
Dec-24: NPS ranked 5th for Retail, we note a margin of error which impacts those from 2nd to 6th and makes their rank statistically equivalent.
Retail NPS will be our main customer service metric moving forward due to the significance of the retail business to our overall performance. Business and
Commercial NPS will no longer be reported.
Board changes
The following changes to the Board of Directors of Santander UK Group Holdings plc and Santander UK plc (together, the Boards) have taken effect in the year to date or have been announced as a future change:
Tom Scholar was appointed to the Boards as an Independent Non-Executive Director on 16 May 2025. He succeeded William Vereker as Chair with effect from
18 July 2025. William resigned from the Boards on 18 July 2025.
Ed Giera retired from the Boards on 31 March 2025. Enrique Alvarez Labiano was appointed to the Boards as an Executive Director on 12 February 2025.
1.Banco Santander industry analysis using latest public data available on 1 July 2025.

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Risk factors
An investment in Santander UK Group Holdings plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks. A summary of the material risks is set out in the ‘Shareholder information’ section of the 2024 Annual Report on Form 20-F. The principal risks described in these risk factors remain unchanged, except for: 'Santander UK’s operations, financial condition and prospects are materially impacted by economic conditions in the UK and disruptions in the global economy and global financial markets', 'Santander UK is subject to substantial and evolving regulation and governmental oversight' and 'Santander
UK is exposed to risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings', which have been replaced as follows:
Santander UK’s operations, financial condition and prospects are materially impacted by economic conditions in the UK and disruptions in the global economy and global financial markets
Santander UK’s business activities are concentrated in the UK, where it offers a range of banking and financial products and services to UK retail and corporate customers. As a consequence, Santander UK’s operations, financial condition and prospects are significantly affected by general economic and political conditions in the UK.
The UK economy had a strong start to 2024 with quarterly growth above pre-pandemic levels for the first and second quarters. However, growth slowed in the second half of 2024 due, in part, to uncertainty around the UK Government’s Autumn Budget which reduced confidence. As such, there remains a risk that the
UK economy will see lower growth in 2025 with interest rates falling less quickly than expected, Brexit continuing to impact exports and geopolitical events disrupting markets and lowering business and household confidence. Interest rates have risen sharply since 2022 and although interest rates have started to decrease, there remains a risk that increases will be needed in the future. In particular there remains a risk that increases will be needed if rising inflation returns.
This would put further pressure on household finances for some of Santander UK's customers due to a sharp rise of the costs, or a continuation of higher costs for refinancing their mortgage or a continuation of these higher costs and significantly higher costs of borrowing overall. Continued higher mortgage rates could also dampen demand in the housing market, leading to further drops in new business or steeper falls in house prices, reducing the value of the collateral
Santander UK holds against mortgages. These risks could create further downward pressure on the economy; for example: a large surge in business failures with knock-on effects for the labour market resulting in high rates of unemployment that affect the ability of customers to pay their debts, which could also contribute to negative multiplier effects through delayed investment and spending; and a stronger push towards protectionism as governments look to protect home industries. This could also lead to a longer-term turn in the credit cycle with a broader contraction of credit as lenders attempt to protect themselves from increased losses. In addition, the UK economy and banking sector are impacted by the political environment and related government policy. For example, there will be increased business cost as a result of increased employer's National Insurance, which will impact Santander UK's customers and the wider economy.
In particular, Santander UK faces, among others, the following risks in any period of economic uncertainty (including the effect of those risks on gross domestic product, inflation, unemployment and house prices):
–Reduced demand for Santander UK’s products and services - particularly the potential for reduced mortgage market volumes.
–Inability of Santander UK’s borrowers to make payments on their loans in full or on time.
–The degree of uncertainty concerning economic conditions may adversely affect the accuracy of Santander UK’s estimates, which may, in turn, impact the reliability of the IFRS 9 model and process to determine the sufficiency of Santander UK’s loan loss allowances.
–Lower house or other asset prices, reducing the value of collateral Santander UK holds on mortgage and other lending.
–Higher and more persistent inflation, reducing Santander UK’s profitability and increasing the cost of living for Santander UK's borrowers.
–The value and liquidity of the portfolio of investment securities that Santander UK holds may be adversely affected.
Santander UK is also exposed to:
–Broader geopolitical issues, which remain heightened with the potential for a further pushback against globalism. Further moves towards unilateralism may also cause increased tension and/or hostilities between nations, which could negatively impact the global economy and financial markets;
–The continuation or escalation of conflicts between Russia and Ukraine, and in Israel and the Middle East, including the spread of these conflicts to other countries in these regions, and/or the emergence of future regional conflicts and wars with global impact, which could lead to further increases in energy prices
(in particular, gas prices, if supplies to Europe remain interrupted) and heightened inflationary pressure;
–US political risks and possible impacts of the new administration, including increased deregulation, leading to increased investor focus on UK banking sector profitability and increased competitive pressures on non-US banks such as Santander UK, and the imposition of new tariffs, increases in existing tariffs, retaliatory tariffs or other measures and trade policies affecting imports of goods and services, which could negatively impact the global economy or certain sectors of the economy and increase the risk of recession;
–Climate change risks which could result in material damage to Santander UK's customers’ property or businesses or have a material impact on Santander
UK's customers' business models under a transition to a low carbon economy; and
–Social unrest as a result of severe economic disruption.
Adverse changes in the credit quality of Santander UK’s borrowers or counterparties or a general deterioration in UK economic conditions could reduce the recoverability and value of Santander UK’s assets and require an increase in its level of provisions for expected credit losses. There can be no assurance that
Santander UK will not have to increase its provisions for loan losses in the future as a result of increases in non-performing loans or for other reasons beyond its control. Material increases in Santander UK’s provision for loan losses and write-off or charge-offs have had and could again have a material adverse effect on its operations, financial condition and prospects. Any significant reduction in the demand for Santander UK products and services, a sustained downturn in the UK economy or changes in central bank interest rates could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Economic instability and downturns beyond the UK may also impact the UK economy as a whole. Europe’s manufacturing base is heavily dependent upon natural gas, and any further restriction in supply and significantly increased costs are expected to have a material adverse impact on the Eurozone economy, which could lead to disruption and volatility in the global financial markets, as a result of debt sustainability concerns. This could have a material adverse impact on Santander UK, including Santander UK’s ability to access capital and liquidity on financial terms acceptable to Santander UK, which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
A recessionary economic environment could also lead to rating downgrades affecting the UK, Santander UK, its customers, investments and/or instruments, causing capital impacts due to increased RWAs, an increase in the volatility of wholesale markets and the cost of funding.

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Santander UK is subject to substantial and evolving regulation and governmental oversight
As a financial services group, Santander UK is subject to extensive financial services laws, regulations, administrative actions and policies in the UK, and in each other location in which Santander UK operates. For a discussion of the principal laws and regulations to which Santander UK is subject, see 'Regulation of the
Santander UK group'. The sector continues to face unprecedented levels of government and regulatory intervention and scrutiny, and changes to the regulations governing financial institutions and the conduct of business. In addition, regulatory and governmental authorities have continued to consider further enhanced or new legal or regulatory requirements intended to reduce the probability and impact of future crises (or otherwise assure the stability and operational resilience of institutions under their supervision), enhance consumer protection, address climate change risks, the risk of greenwashing and environmental, social and governance risks generally, and improve controls in relation to financial crime-related risks. Santander UK expects regulatory and government intervention in the banking sector to remain high for the foreseeable future. An intensive approach to supervision is maintained in the UK by the BoE as resolution authority, the
PRA, the FCA, the Competition and Markets Authority (CMA), the Payment Systems Regulator (PSR), the Information Commissioner’s Office (ICO) and the
Serious Fraud Office (SFO).
As well as being subject to UK regulation, as part of the Banco Santander group, Santander UK is also affected by other regulators such as the Banco de
España (the Bank of Spain) and the European Central Bank (ECB), as well as various legal and regulatory regimes (including the US) that have extra-territorial effect. Extensive legislation and implementing regulations affecting the financial services industry have recently been adopted in regions that directly or indirectly affect Santander UK’s business, including Spain, the US, the EU and other jurisdictions. Because Santander UK is subject to oversight by multiple regulators or government bodies related to the same conduct or activity, this can increase business uncertainty and the amount of resources needed to ensure Santander
UK’s compliance with the different legal and regulatory regimes.
The manner in which financial services laws, regulations and policies are applied to the operations of financial institutions has gone through great change which is still being implemented and reviewed. Recent proposals and measures taken by governmental, tax and regulatory authorities and further future changes in supervision and regulation (in particular in the UK), are beyond Santander UK’s control and could materially affect Santander UK’s business.
Changes in UK legislation and regulation applicable to the financial sector may also affect Santander UK’s competitive position, particularly if such changes are implemented before international consensus is reached on key issues affecting the industry. There has been a recognition from the UK government that changes need to be made to the UK’s regulatory architecture in order to ensure that the sector remains internationally competitive and is able to grow. This has resulted in each of the financial services regulators setting out how they plan to improve growth in the sector. For example, the UK has delayed the implementation of Basel
3.1 in order to assess how it is implemented internationally. HMT also issued a call for evidence in November 2024 on a new “Financial Services Growth &
Competitiveness Strategy” that could result in changes to UK regulation.
Further, Santander UK may face higher compliance costs and the need to carefully manage capacity to readily respond to multiple regulatory or government policy changes simultaneously. Any legislative or regulatory actions and any required changes to Santander UK’s business operations resulting from such laws, regulations and policies as well as any deficiencies in Santander UK’s compliance with them could result in significant loss of revenue, could have an impact on
Santander UK’s strategy, limit its ability to pursue business opportunities in which Santander UK might otherwise consider engaging, limit Santander UK’s ability to provide certain products and services and/or result in enforcement action (including the imposition of financial and other penalties). They may also affect the value of assets that Santander UK holds, requiring Santander UK to increase its prices thereby reducing demand for Santander UK’s products or otherwise have a material adverse effect on its operations, financial condition and prospects. Accordingly, there can be no assurance that future changes in laws, regulations and policies or in their interpretation or application by Santander UK or by regulatory authorities will not adversely affect Santander UK.
Specific examples of areas where regulatory changes and increased regulatory scrutiny could have a material adverse effect on Santander UK’s operations, financial condition and prospects include, but are not limited to, the following:
–Banking Reform: In accordance with the provisions of the Financial Services (Banking Reform) Act 2013 UK banking groups that hold significant retail deposits (originally more than £25 billion of “core deposits”), including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019. Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019.
However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the
UK, there is a risk that Santander UK and/or Santander UK plc may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a
UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s UK activities or, in the most serious of cases, the forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK Government) to require the sale of a Santander ring-fenced bank or other parts of the UK group. Following the publication of the final report of the Independent Panel on Ring-Fencing and Proprietary Trading
on 15 March 2022, HMT announced its intention to implement certain limited reforms to the ring-fencing regime, including (i) increasing the ring-fencing core deposit threshold from £25 billion to £35 billion, (ii) adding a new secondary ‘trading assets’ condition (exempting from the regime banks with trading assets which do not exceed 10% of Tier 1 capital), (iii) introducing a de minimis threshold to allow ring-fenced banks to incur an exposure to relevant financial institutions (RFIs) of up to £100,000 per RFI at any one time, and (iv) allowing ring-fenced banks to establish operations outside of the UK or the European
Economic Area, have exposure to RFIs that qualify as small and medium sized enterprises (SMEs) and undertake a wider range of activities such as market standard trade finance activities or inflation swaps. These reforms entered into force on 4 February 2025 and may lead to further review or amendment of
Santander UK’s operational and compliance arrangements in relation to the regime.
–Competition: Competition authorities (which in the UK include the CMA, the FCA and the PSR) can run reviews and investigations into any aspect of
Santander UK’s operations or the functioning of any markets in which Santander UK operates, which could lead to Santander UK being required to change the markets in which it operates. In addition, the CMA’s widening focus on market outcomes may also result in increased reviews by the CMA of the markets in which Santander UK operates. The recently passed Digital Markets, Competition and Consumers Bill (DMCC) will introduce significant reforms to the powers of competition authorities in relation to the aforementioned investigations, including substantial new fining powers. The DMCC also introduces other wide-
ranging reforms to the UK’s competition, consumer protection and digital markets regulatory landscape some of which could impact Santander UK’s business.
For instance, the DMCC grants the CMA the power to directly determine whether certain consumer protection laws have been infringed without needing to go through the courts.
–Payments: Santander UK has been required to make systems changes and update processes to comply with a number of new payment regulations. Within the UK, the PSR has mandated Santander UK to work on the extension of Confirmation of Payee for all payment service providers (PSPs) in the UK and has introduced a new APP mandatory reimbursement requirement which aims to reduce the level of customer fraud. Under these standards, Santander UK assumes responsibility for certain categories of customer losses and any inherent failings in system design may lead to fines from regulators and/or compensation being paid to customers. Santander UK also expects to see significant developments in the key UK payment systems architecture, with a systems update of the high value Clearing House Automated Payment System (CHAPS) through the Real Time Gross Settlement (RTGS), BACS, the potential development of a UK central bank digital currency or similar system, and the development of Open Banking payments and other lower value retail

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payment schemes. In November 2024, the UK Government published its report on the “National Payments Vision”, which sets out its ambitions for the payments sector and is expected to generate a wider industry review of the UK payments landscape in 2025. As demonstrated by other payments initiatives, such as Open Banking and the second Payment Services Directive (PSD2), reforms in this space have the potential to exacerbate a number of existing risks including data loss/data protection, cybersecurity, fraud and wider financial crime risk, which in turn could give rise to increased costs, litigation risk and risk of regulatory investigation and enforcement activity.
–Data Privacy: In connection with its processing of personal data, Santander UK is subject to data protection laws and regulations – in particular, the UK GDPR
(as defined and interpreted in accordance with the Data Protection Act 2018) and the Data Protection Act 2018 (DPA). In the event Santander UK breaches any such data protection laws, it could face significant enforcement action and/or financial penalties as well as reputational damage, which could ultimately have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Cybersecurity: Santander UK is subject to cybersecurity regulations and cybersecurity incident reporting requirements. Cybersecurity incident reporting often require short timeframes and there is a risk that Santander UK will fail to meet the reporting deadlines for any given cybersecurity incident. There will be legal, reputational and regulatory risks in the event Santander UK, or the third-party providers Santander UK works with, are found to be out of compliance with these regulations and reporting requirements.
–Consumer Duty: The FCA’s rules and guidance on a broad consumer duty that firms undertaking regulated activities with retail clients must observe (the
Consumer Duty) have been in force for open products and services since 31 July 2023 and for closed products and services since 31 July 2024. The
Consumer Duty has three elements: (i) a "Consumer Principle", which reflects the overall standards of behaviour the FCA expects from firms (a firm must act to deliver good outcomes for retail customers), (ii) three cross-cutting rules that articulate the standards of conduct expected under the Consumer Principle (firms must act in good faith towards retail customers, avoid causing foreseeable harm to retail customers and enable and support retail customers to pursue their financial objectives), and (iii) four outcomes that build on the Consumer Principle and cross-cutting rules, comprising a suite of rules and guidance setting more detailed expectations for a firm's conduct in four areas that represent the key elements of the firm-consumer relationship (product design and governance, price and value, consumer understanding and consumer support). The Consumer Duty requires firms to end unfair charges and fees, make it as easy to switch or cancel products as it was to take them out in the first place, provide helpful and accessible customer support, act quickly to respond to customer queries, provide timely, clear and easily understandable information to customers regarding products and services, provide products and services that are appropriate for their customers, and focus on the real and diverse needs of their customers, including those in vulnerable circumstances, at every stage and in each interaction. The Consumer Duty also requires firms to monitor, evidence and report against many of the requirements. Santander UK has fully implemented the
Consumer Duty, which required a review of, and changes to, Santander UK’s products, services, policies, systems and procedures against the FCA requirements. The Consumer Duty affects elements of Santander UK’s business model and strategy, the products and services it offers and the pricing or costs of those products and services, which may in turn affect the revenue and profits that Santander UK is able to generate. It may result in an increase in claims to the Financial Ombudsman Service (FOS) by customers alleging a breach of the standards of the Consumer Duty or in regulatory action by the FCA.
–Consumer redress: The FOS is the statutory body responsible for handling complaints by retail customers against regulated financial services firms. The
FOS is not bound to follow law or regulation when issuing decisions but rather must decide each complaint based on what is ‘fair and reasonable’ in the circumstances. As a result, there can be a lack of clarity as to how the FOS will rule on a particular complaint, even where a firm believes that it has been operating within legal and regulatory requirements. Further, while the FOS is not formally a precedent-setting body, in practice its decisions can set a precedent, requiring firms to apply the reasoning given in one complaint to similar historic and future complaints. This means that the ramifications of a particular complaint can extend well beyond the circumstances of the original complainant. However, the FOS will rule on a particular case, even where the bank believes that it is operating within the legal and regulatory requirements. The FOS is not bound by its past decisions and has the ability to change its approach to cases, which can make it harder for firms to consistently address complaints. Together, these factors mean that Santander faces legal and regulatory risk and uncertainty as a result of FOS decisions. The UK Government has acknowledged that there is a need to review the UK’s redress system particularly with respect to so-called ‘mass redress events’ where there are large numbers of complaints about the same issue and the FCA and FOS launched a joint call for input to this effect in November 2024.
–Outsourcing and Third-Party Risk Management: In March 2021, the PRA published Supervisory Statement 2/21 on outsourcing and third-party risk management (SS2/21). SS2/21 is the primary source of reference for Santander UK when interpreting and complying with its requirements on outsourcing and third-party risk management, although it should be read alongside the EBA guidelines on outsourcing arrangements, and PRA and FCA rules and guidance on outsourcing. The scope of contracts required to meet the PRA requirements on outsourcing and third-party risk management extends beyond that set out in the
EBA guidelines on outsourcing and also captures material non-outsourcing. SS2/21 also requires that intragroup outsourcing be subject to the same requirements and expectations as external outsourcing and should not be treated as being inherently less risky. If Santander UK is unable to meet the PRA or
FCA requirements on outsourcing and third-party risk management, it may face supervisory measures, which could in turn have a material adverse effect on
Santander UK’s operations, financial condition and prospects. In November 2024, the PRA and FCA published a joint Policy Statement setting out their final rules for critical third parties. While Santander UK is not captured by the regime, Santander UK does outsource services to companies that will be captured which may have an impact on Santander UK’s operations and financial condition.
–Operational Resilience: In March 2021, the PRA and the FCA published Supervisory Statement 1/21 (SS1/21) and Policy Statement 21/3 (PS21/3), which set out their final rules and guidance intended to strengthen operational resilience in the financial services sector. The operational resilience rules required
Santander UK to establish processes to identify its ‘important business services’, being those services which, if disrupted, could cause intolerable harm to clients or pose a risk to that firm’s safety and soundness or to the stability of the UK financial system. Santander UK has identified these services and has set impact tolerances for all important business services and delivered a framework and processes to ensure it is able to remain within these tolerances in severe but plausible disruption scenarios. On an ongoing basis, if Santander UK is unable to meet the PRA and FCA requirements relating to operational resilience, it may face supervisory measures, which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Climate Change: The UK Government has announced its intention to roll out new sustainability disclosure requirements, which will expand on those required under the TCFD framework, including transition plans to align to net-zero, as well as a new UK green taxonomy. Santander UK Group Holdings plc is implementing the recommendations of TCFD on a group level: further reporting will require additional gathering of data and digitalisation of reporting and there will be legal, reputational and regulatory risks should Santander UK Group Holdings plc fail to adequately report, or to demonstrate appropriate capabilities to transition and support its customers to transition to a low carbon economy.
–Access to Cash: FSMA 2023 grants the BoE supervisory powers to regulate the UK wholesale cash distribution market, including powers to impose fines and empowers HMT to designate firms to be subject to FCA oversight for the purpose of ensuring the reasonable provision of cash access (including free cash access). Santander UK has been designated by HMT for these purposes and accordingly has been subject to the FCA’s access to cash rules since September
2024. The access to cash regime is likely to have ongoing implications for Santander UK's business decisions and strategy, in particular in relation to
Santander UK's branch network and Santander UK's participation in the wholesale cash distribution market generally. In the event that the BoE imposes any fines with respect to Santander UK’s participation in the wholesale cash distribution market or the FCA were to take enforcement action against Santander UK in relation to retail cash access, this could result in reputational damage and have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Financial Crime: The UK financial crime legislative framework has evolved significantly in recent years and is subject to regular change. As such, Santander
UK may face higher compliance costs and must carefully manage its capacity to respond to multiple regulatory changes simultaneously. Any deficiencies in
Santander UK’s compliance with such regulatory changes could result in enforcement action including the imposition of financial or other penalties. Recent changes to the UK financial crime legislative framework include the introduction of the Economic Crime (Transparency and Enforcement) Act 2022 (ECTEA),

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The Economic Crime and Corporate Transparency Act 2023 (ECCTA) and the Money Laundering and Terrorist Financing (Amendment) Regulations 2023.
Further changes to the UK financial crime legal and regulatory framework are anticipated during 2025, following multiple consultations in 2024, including HMT's consultation on improving the effectiveness of the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017
(MLRs) and the FCA’s consultation on updates to its guidance on politically exposed persons (PEPs). Responses to both consultations may follow in 2025.
Other changes have already entered into force. For instance, in November 2024, the FCA updated its Financial Crime Guide, aiming to provide clearer expectations for firms’ financial crime controls and updated guidance on emerging risks such as sanctions compliance, proliferation finance and transaction monitoring. Further changes to the UK financial crime framework may include potential revisions to account closure rules, and the introduction of new information sharing powers for the Department for Work and Pensions which may impose additional operational demands. On 23 January 2025, the Fraud,
Error and Recovery Bill was also introduced to Parliament, with the Department for Work and Pensions expected to consult with the financial services industry on a Code of Practice to support understanding of any new regulatory expectations. More changes may arrive as a result of UK Government strategic initiatives such as the Economic Crime Plan 2 and the Fraud Strategy. There may also be a new anti-corruption strategy published by the UK government in
2025. Any expansion of civil or criminal liability under UK financial crime reforms brings with it financial risk in the form of penalties and reputational risk, while continued compliance with the changing UK financial crime framework may expose Santander UK to increased operational and compliance costs, each of which could in turn have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–Challenge to commission-based lending: Santander UK is monitoring the FCA’s review of motor finance commission arrangements which was announced in January 2024. In August 2025, following the Supreme Court of England and Wales’ judgment in relation to three motor finance commission cases (Hopcraft
v Close Brothers, Wrench v FirstRand Bank Limited and Johnson v FirstRand Bank Limited), the FCA announced that it intends to publish a consultation by early October 2025 regarding an industry-wide redress scheme to compensate motor finance customers who it believed had been treated unfairly. There remain significant uncertainties around the scope of any potential industry-wide redress scheme, such that the ultimate financial impact could be materially higher or lower than the amount that Santander UK has recognised as a provision. The impact cannot be accurately assessed in full until the FCA’s approach is understood. As a result, Santander UK is subject to the risk of ongoing legal and regulatory uncertainty in relation to historical motor finance commission-
based lending, which may have a material adverse effect on Santander UK’s operations and financial condition.
Santander UK is exposed to risk of loss and damage from civil litigation and/or criminal legal and regulatory proceedings
Santander UK faces various legal and regulatory issues that have given rise and may give rise to civil or criminal litigation, arbitration, and/or criminal, tax, administrative and/or regulatory investigations, inquiries or proceedings. Failure to adequately manage the risks arising in connection with legal and regulatory issues, including Santander UK’s obligations under existing applicable laws and regulations or its contractual obligations, including arrangements with its customers and suppliers, or failure to properly implement applicable laws and regulations could result in significant loss or damage including reputational damage, all of which could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Additionally, the current regulatory environment, with the continuing heightened supervisory focus, combined with the forthcoming regulatory change initiatives, will lead to material operational and compliance costs. Relevant risks include:
Regulators, agencies and authorities with jurisdiction over Santander UK, including the BoE, the PRA and the FCA, HMT, HM Revenue & Customs (HMRC), the
CMA, the Information Commissioner’s Office, the FOS, the PSR, the SFO, the National Crime Agency (NCA), the Office of Financial Sanctions Implementation
(OFSI) or the courts, may determine that certain aspects of Santander UK’s business have not been or are not being conducted in compliance with applicable laws or regulations (or that policies and procedures are inadequate to ensure compliance), or, in the case of the FOS, with what is fair and reasonable in the
FOS’s opinion. Changes in policy, laws and regulations including in relation to SME dispute resolution and liability for APP fraud and unauthorised payment fraud, may have significant consequences and lead to material implementation, operational and compliance costs.
–An adverse finding by a regulator, agency or authority could result in the need for extensive changes in systems and controls, business policies, and practices coupled with suspension of sales, restrictions on conduct of business and operations, withdrawal of services, customer redress, fines and reputational damage.
–The increased focus on competition law in financial services and concurrent competition enforcement powers for the FCA and PSR may increase the likelihood of competition law related inquiries or investigations initiated by either the CMA or these authorities. Santander UK may be liable for damages to third parties harmed by Santander UK’s conduct of business. For competition law, there are efforts by governments across Europe to promote private enforcement as a means of obtaining redress for harm suffered as a result of competition law breaches. Under the Consumer Rights Act 2015, there is scope for class actions to be used to allow the claims of a whole class of claimants to be heard in a single action in both follow-on and standalone competition cases. The UK has seen a sharp increase in recent years in the number of class action claims being issued in the Competition Appeals Tribunal on this basis. The tribunal has granted certification for every case that has reached the certification hearing stage to date, including cases that have presented novel competition law theories of harm.
–The alleged historical or current mis-selling of, or misconduct in relation to, financial products, including the alleged mis-selling of Payment Protection
Insurance, the alleged overcharging of interest, or alleged misconduct as a result of having sales practices and/or rewards structures that are deemed to have been inappropriate, has given rise to and may in the future give rise to a risk of complaints to FOS and/or civil litigation (including claims management company driven legal or complaints campaigns)(see Note 30 to the Consolidated Financial Statements for legal actions and regulatory matters). For example, a recent judgment of the Supreme Court of England and Wales (to which Santander UK was not a party), whilst confirming that any assessment of an unfair relationship under the Consumer Credit Act 1974 is fact specific, provides guidance as to the factors which the Court considered relevant in assessing such unfairness in the motor finance context. It remains unclear what impact the judgment will have on the FCA’s proposed consultation in relation to an industry-wide redress scheme regarding motor finance commission arrangements and the extent to which any such redress scheme will mitigate the risk of future complaints and / or civil litigation on this point. In the interim there is an increased risk of complaints and / or civil litigation emerging from this judgment. Such matters have given rise to and may in the future give rise to the risk of regulatory enforcement action requiring Santander UK to amend sales processes, withdraw products or provide restitution to affected customers, any of which may require additional provisions to be recorded in Santander UK’s financial statements and could adversely impact future revenues from affected products.
–Santander UK may have held and may continue to hold bank accounts for entities or have relationships with entities such as third parties that might be or are subject to scrutiny from various regulators and authorities, including the SFO, the NCA and regulators in the US and elsewhere, which has led and could in the future lead to Santander UK’s conduct being reviewed as part of any such scrutiny.
–Santander UK is (and will continue from time to time to be) subject to certain legal or regulatory investigations, inquiries and proceedings, both civil and criminal including in connection with Santander UK’s lending and payment activities, treatment of customers, relationships with Santander UK’s employees, financial crime, and other commercial or tax matters (see Note 30 to the Consolidated Financial Statements for legal actions and regulatory matters). These may be brought against Santander UK under UK legal or regulatory processes, or under legal or regulatory processes in other jurisdictions, such as the EU and the
US, in circumstances where overseas regulators and authorities may have jurisdiction by virtue of its activities or operations.
–In view of the inherent difficulty of predicting the outcome of legal or regulatory proceedings, particularly where opportunistic claimants seek very large or indeterminate damages, cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, or where the approaches of regulators or authorities to legal or regulatory issues and sanctions applied are subject to change, Santander UK cannot state with confidence what the eventual outcome of any pending matters will be and any such pending matters are not disclosed by name because they are under assessment. Santander

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UK’s provisions in respect of any pending legal or regulatory proceedings are made in accordance with relevant accounting requirements. These provisions are reviewed periodically. However, in light of the uncertainties involved in such legal or regulatory proceedings, there can be no assurance that the ultimate resolution of these matters will not exceed the provisions currently accrued by Santander UK. As a result, the outcome of a particular matter (whether currently provided or otherwise) could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
–The developing legal and regulatory regime in which Santander UK operates requires it to be compliant across all aspects of its business, including the training, authorisation and supervision of personnel and the development of systems, processes and documentation. If Santander UK fails to be compliant with relevant law or regulation, there is a risk of an adverse impact on its business from more proactive regulatory intervention (including by any overseas regulator which establishes jurisdiction), investigation and enforcement activity leading to sanctions, fines, civil or criminal penalties, or other action imposed by or agreed with the regulatory authorities, as well as increased costs associated with responding to regulatory inquiries and defending regulatory actions. Customers of financial services institutions, including Santander UK’s customers, may seek redress if they consider that they have suffered loss for example as a result of the misselling of a particular product, or through incorrect application or enforcement of the terms and conditions of a particular product or in connection with a competition law infringement and Santander UK’s rights under a contract with its customers may in certain circumstances be unenforceable or otherwise impaired.
–The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the Designated Consumer Bodies Order) was made on 16
December 2013 and came into force on 1 January 2014. The Designated Consumer Bodies Order designates the National Association of Citizens Advice
Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small
Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were to be made against a Santander UK entity by a designated consumer body under the
Designated Consumer Bodies Order, any response published, or action taken by the FCA could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
Given the: (i) requirement for compliance with an increasing volume of relevant laws and regulations; (ii) more proactive regulatory intervention and enforcement and more punitive sanctions and penalties for infringement; (iii) inherent unpredictability of litigation; (iv) evolution of the jurisdiction of FOS and CMA and related impacts; (v) potential for the development of a voluntary dispute resolution service to oversee the resolution of complaints from SMEs that are outside the FOS’
jurisdiction; (vi) introduction of a voluntary code to enhance protection for customers who are victims of APP fraud; and (vii) high volume of new regulations or policy changes from multiple regulators and authorities which Santander UK is mandated to implement within compressed timescales; it is possible that related costs or liabilities could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SANTANDER UK GROUP HOLDINGS plc

By:	/s/ Angel Santodomingo
Angel Santodomingo
Chief Financial Officer
Dated: 29 August, 2025